FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – 2021 January - September Quarterly Results	2

The financial information related to January-September 2021 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Telefónica Q3 2021 Financial Results
4th November 2021
Higher growth, smart capital allocation, further de-leveraging
Progress in strategic priorities
•Four core markets: re-prioritising capital allocation, 700MHz spectrum secured in Spain in Q3 21; Brazil auction scheduled for 4th November; German 5G network live in >100 cities, VMO2 integration process progressing at pace.
•Hispam: continued to reduce exposure, improve efficiency and create value. Sale of Costa Rica operation completed in August and El Salvador sale was announced in October.
•T. Infra: continued development of fibre vehicles, FiBrasil completed acquisition of Fiberty in August. Final tranche of T. Deutschland sites sold to ATC in August.
•T. Tech: very solid revenue growth (Q3 21: +24.9% y-o-y). Cancom UK&I consolidated as of 1st August. Focus on acquiring additional capabilities and strengthening portfolio through new partnerships.
•Streamlined operations: 79% of processes digitised (+2 p.p. y-o-y). Agreement signed with NEC to build Open RAN; pre-commercial trials in Telefonica’s four core markets underway.
•Fully committed to sustainability: “E”: new long term renewable electricity agreements in place; ongoing network transformation aimed at enhancing energy efficiency; “S”: first ever National Databank in the UK (free mobile data to tackle data poverty) created; connecting a growing number of people in rural and inland areas of Argentina, UK and Peru; “G”: Vivo listed in the “Best Emerging Market Performers Ranking” by Vigeo Eiris; recognition received for diversity levels in Chile and Perú.

Operational highlights
•3% y-o-y growth in total accesses, incl. 100% VMO2, ex-Costa Rica, driven by growth in high value UBB, fibre and mobile contract (+8%, +23% and +6% y-o-y respectively) on enhanced infrastructure and differentiated customer experience.
•One of the largest fibre footprint in Europe & Latam: 156.6m UBB premises passed providing an opportunity to facilitate social progress by extending connectivity and digitalisation
•Smart capital allocation: capturing growth opportunities with ~45% of CapEx ex-spectrum allocated to NGN.
•Driving sustainability through technology and services: reducing carbon footprint through fibre and 5G connectivity and services such as cloud and cybersecurity and IoT and Big Data.
•Customer security and privacy at the core of the offering.

Financial highlights
•Reported revenue declined 11.1% y-o-y, reaching €9,298m in Q3 21, mainly as a result of changes in the perimeter of consolidation (T. UK, sale of Telxius towers and Costa Rica; -€1,604m in Q3 21). As such, excluding changes in the perimeter growth in reported revenues was aligned with organic growth.
•In organic terms, revenue accelerated growth to +3.6% y-o-y in Q3 21 (Q2 21: +3.4%), posted the second consecutive quarter of sustainable and profitable growth, with better quality as trends supported by improved momentum in service revenues (+3.3%, Q2 21: +1.9%). Growth in B2B revenues accelerated to 4.8% in Q3 (Q2 21: +4.5%).
•Q3 21 reported OIBDA of €3,734m is impacted by special factors, mainly capital gains of €0.8bn from the sale of T. Deutschland towers to ATC, Costa Rica, the 40% of InfraCo in Chile to KKR, FiBrasil and by changes in the consolidation perimeter (-€541m in Q3 21).
•In organic terms, Q3 21 OIBDA maintained steady growth at 1.6% y-o-y. Underlying OIBDA reached €3,034m, down 13.7% y-o-y.

•FX not a drag in Q3 21; the previously negative impact of FX trends on revenue and OIBDA performance subsided in Q3 21 to -0.2 p.p. and +0.05 p.p. respectively.
•OIBDA-CapEx (in organic terms) was broadly stable in Q3 21 (-0.5% y-o-y), an improvement of 8 p.p. versus Q2 21 mainly due to lower CapEx growth (+5.3% vs. +24.8% in Q2 21). CapEx to sales (ex-spectrum) in Q3 21 stood at 12.7% (Hispam 7.3%).
•Q3 21 net income totalled €706m including net exceptional impacts of €0.3bn. 9M 21 net income reached a record level of €9,335m, reflecting net exceptional impact of €7.7bn, with EPS of €1.63, respectively. 9M 21 underlying EPS reached €0.35, +6.1% y-o-y.
•Robust free cash flow ex-spectrum of €2,482m in 9M 21 or €869m in Q3 21. Including spectrum payments, mainly in the UK and Spain, 9M 21 free cash flow reached €1,470m.
•Ongoing net financial debt reduction (post estimated distribution of proceeds to Telxius minorities) of €1.2bn in Q3 21 to €25.0bn in Sep-21 reflected completed M&A transactions and represented a significant €11.6bn y-o-y reduction compared to Sep-20.
•Enhanced capital structure with increased weight of Latam currencies at 26% of total net financial debt and leases as of Sep-21 (post estimated distribution of proceeds to Telxius minorities) vs. 15% as at Sep-20.

	9M 21			Q3 21
€ in millions	Reported	Reported y-o-y (%)	Organic y-o-y (%)	Reported	Reported y-o-y (%)	Organic y-o-y (%)

Revenues	29,603	(8.0)	1.7	9,298	(11.1)	3.6
OIBDA	20,620	111.6	1.7	3,734	39.8	1.6
OIBDA underlying	9,797	(8.9)		3,034	(13.7)
OIBDA-CapEx (ex-spectrum)	16,716	194.3	(3.0)	2,556	92.8	(0.5)
(OIBDA-CapEx)/Revenues (organic)	19.9%		(1.0 p.p.)	20.1%		(0.8 p.p.)
Net Income	9,335	n.s.		706	c.s.
EPS (€)	1.63	n.s.		0.12	c.s.
FCF (incl. leases principal payments)	1,470	(47.5)		560	(64.5)
FCF (ex-spectrum paid)	2,482	(11.7)		869	(44.9)
Net Financial Debt (€bn) (Post estimated distribution of proceeds to Telxius minorities) ex-leases	25.0	(31.8)

Outlook
January-September results on track to meet 2021 guidance. As such, Telefónica confirms its financial targets for 2021:
•Revenues and OIBDA; "stable to slight growth" (organic y-o-y).
•CapEx to Sales back to normalised levels of up to 15%.
Telefónica also confirms its shareholder remuneration for 2021.
•2021 dividend of €0.30 per share will be paid in December 2021 (€0.15 per share) and in June 2022 (€0.15 per share) through a voluntary scrip dividend. For the purpose of this second tranche, the adoption of the corresponding corporate resolutions will be proposed to the AGM.
•The second tranche of the 2020 dividend (€0.20 per share) has been paid in June 2021, through a voluntary scrip dividend.

•Reduction of share capital through the cancellation of the Company's own shares (82,896,466) in May 2021.
•Telefónica announced that the adoption of the corresponding corporate resolutions will be proposed to the AGM for the cancellation of the shares representing 1.65%1 of the share capital held as treasury stock (as of 25th October 2021, according to the CNMV filing).

TELEFÓNICA
2021 GUIDANCE
Financial Targets	2021 Guidance	Jan - Sep 2021

Revenues (y-o-y organic)	“Stable to slight growth” (upgraded in H1 from “stabilisation”)	1.7%
OIBDA (y-o-y organic)	“Stable to slight growth” (upgraded in H1 from “stabilisation”)	1.7%
CapEx/Sales (ex-spectrum)	Back to normalised level up to 15%	13.2%
Organic criteria: Assumes constant exchange rates of 2020 (average in 2020). Excludes the contribution to growth from T. Argentina and T. Venezuela. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

1 1.65% includes 0.7% announced in January-June 2021 results

Commenting on the results, José María Álvarez-Pallete, Chairman and Chief Executive Officer of Telefónica, said:

"Telefonica performed strongly in Q3. We maintained the momentum of y-o-y organic revenue and OIBDA growth for the second consecutive quarter, with accelerating service and B2B revenue growth, while we reduced net financial debt by a further €1.2bn to €25.0bn, representing a y-o-y reduction of 31.8%.
We continued to prioritise investment in our long- term growth and profitability, allocating ~45% of CapEx to NGN while maintaining total non-spectrum CapEx at 13.2% of sales for the nine months to September, well within our FY guidance. This investment is central to differentiating the quality of our infrastructure and customer experience and contributed to a strong operational performance in Q3 with 3% y-o-y growth in total accesses, driven by solid growth in high value UBB, Fibre and contract mobile.
In parallel, we made further progress against our other strategic priorities in the quarter, advancing in the development of capital-light fibre vehicles through T. Infra; expanding our technology partnerships and very solid revenue growth at T. Tech to 24.9% y-o-y; increasing digitisation across the Group to 79% of all processes; and further optimising our exposure to Hispam operationally and financially, completing the sale of our Costa Rica and announcing the sale of our El Salvador businesses.
These results, and the operational progress, new projects and investments they reflect, demonstrate a further significant step towards the economic and social recovery of the markets in which we operate as the world continues to emerge from the worst effects of the pandemic. I am proud of Telefonica's role in helping society to thrive and to build a greener future through digitisation."

Results presentation
The management will host a webcast to discuss the results at 10:00am CET on 4th November 2021. To access the webcast, please click here.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com)
Isabel Beltrán (i.beltran@telefonica.com)
Torsten Achtmann (torsten.achtmann@telefonica.com)
Phone: +34 91 482 8700
ir@telefonica.com

Strategy update and key developments of Q3 21
Focus on our core Spain, Germany, UK and Brazil businesses
In Spain, strong focus on leadership in network reach is reflected in the significant progress with both 5G rollout, which covers more than 80% of population and FTTH network expansion, where the footprint now covers 26.5m premises passed.
During the quarter, T. España contracted leading European suppliers, Ericsson and Nokia, to deploy its 5G standalone radio networks and signed a new agreement with Oracle to move its internal and commercial operations to the cloud. Decommissioning of legacy networks supported further efficiency improvement, with >1k copper COs closed to date and replaced by more efficient and future-proof FTTH infrastructure.
T. España also advanced in its Digital Home strategy, developing Digital Services with partners which add value to the company's connectivity and enhance differentiation. In Q3 key developments were in Culture, Gaming and Security:
•Launch of Rakuten Living App as part of the Movistar+ pay TV offering, allowing users to access a schedule of live events and other entertainment on offer and buy tickets for events across major European cities.
•Launch of Xbox Game Pass Ultimate, first major gaming product, in agreement with Microsoft, allowing clients to access a library of >100 games (€12.99/month; 20GB of extra mobile data).
•New functionality in Smart WiFi App, Gaming mode, allowing customers to enjoy better performance when playing games, as traffic to the PC is prioritised over that of the rest of the devices in the home.
•Movistar Prosegur Alarmas intelligent alarm system based on AI & big data, provides “Smart presence recognition”, and available across Banco Santander's channels since November.
Through these launches, Telefónica further enhanced its broad portfolio of services designed for its Consumer segment around the areas of Entertainment (Movistar+, Movistar Music), Education (Movistar Campus) and Financial Services (Movistar Money).
In Germany, Telefónica maintained its focus on delivering a leading 5G experience to its customers. At the end of September, 5G coverage reached >100 cities with ~3k antennas upgraded to 5G over 3.6GHz, making 5G services available to 30% of population by end 2021. In September, Opensignal recognised O2 as having the fastest 5G network for download speeds in the German market. During the quarter O2 accelerated the 3G switch-off in several regions, reducing reliance on legacy infrastructure.
To further enhance its commercial offering, the Company launched a revamped tariff portfolio; new prepaid tariffs (my Prepaid), contract tariffs (O2 Free Unlimited and O2 my All-in-One tariffs) and handset offers (O2 My Handy bundles). In addition, it continued to enable customers to participate safely in the digitalised world with anti-cyberbullying and anti-fake news new initiatives aimed at all age groups.
In the UK, VMO2 accelerated the integration of its operations. The company recently reached the milestone of 12.8m premises passed with hyper-fast Gigabit broadband, so the Group is on track to reach its full year target of upgrading 100% of its network to Gigabit speeds. In terms of mobile network rollout, 5G now covers 210 towns and cities, and during the quarter VMO2 selected Ericsson 5G core to power its future standalone (SA) 5G network. In October VMO2 launched Volt, its first consumer and SoHo converged proposition, combining the power of Virgin Media’s Gigabit broadband with O2’s award winning mobile network for the first time, taking advantage of combined capabilities.
VMO2 created the first ever National Databank in UK, providing free mobile data to tackle data poverty and launched the free online platform ‘Net-Zero Hub’ to help small businesses become net-zero.
In Brazil, after the launch of FiBrasil, in August, it completed the acquisition of Fiberty 1 from Blackstone, adding 170k premises passed and 11 cities to FiBrasil’s current footprint. The transaction also includes 18 cities currently under development, with 310k premises passed, expected to be operative between Q4 21 and Q1 22. Vivo’s footprint continued to expand, with 1.0m new premises passed during Q3 to a total of 18.3m to become the largest fibre asset in the region. In mobile, Vivo continued to improve its 4.5G infrastructure coverage, while paving the future for 5G rollout.
As part of its commitment to becoming a net-zero emissions company, Telefónica expanded its distributed generation project for renewable energy, with 83 plants expected to go live by mid-2022.

Vivo continued to improve its value proposition towards residential customers with new tariffs (revamped Easy Prime and Vivo Selfie plans) and devices added to its portfolio. In Digital Services, Vivo remains focused on building relevant digital ecosystems in selected verticals (Health, Financial services, Education -MoU with Anima-, etc.) During Q3, new plans were announced including Amazon Prime video services, new additions to the Vivo Play entertainment offering and upgrades to the online store with new live e-commerce events (“vivo-ao-vivo”), aimed at increasing relevance for the B2C segment.

Reduced exposure and optimise our non-core Hispam portfolio
The sale of T. Costa Rica for €455m to Liberty Global was completed during the quarter. In October, Telefónica announced the sale of T. El Salvador to Corporación Multi Inversiones for $144m (7x 2020 OIBDA).
Telefónica continues to reduce its exposure to the Hispam region and crystallize value from its assets, increasing local debt and reducing capital employed. The Hispam segment now operates as an autonomous company with a hub of shared services delivering efficiencies, while preparing to capture growth opportunities in main markets.
In terms of potential opportunities for growth in the region, during Q3 21, T. Argentina signed agreements with third parties to built more than 250k premises passed with UBB to reduce the digital divide in the next years and launched the "Let's connect responsibly" campaign with messages on safe driving and against cyberbullying. In Chile, InfraCo commenced operations, with 713k additional premisses passed built in 9M 21, while Colombia InfraCo is awaiting final regulatory approval.
In addition, T. Hispam has maintained its commitment to supporting economic growth by launching an Innovation School and the Health Tech Community, the first digital health ecosystem in Colombia. The company's efforts have been recognised in several countries: the first Telco company in Chile to be awarded the "Equality and Conciliation Seal"; Scotiabank “Equality Grand Prize 2021” in Peru; “Andesco Sustainability Award 2021” in Colombia and "Top Responsible Company" in Mexico (Expansión's 2021 ranking).

Telefónica Tech – a global digital business
T. Tech continued to deliver superior results across its fast growing businesses (Cloud, Cybersecurity, IoT and Big Data) and steady revenue growth, +24.9% y-o-y in Q3.
T. Tech increases the weight of professional services in its revenue mix and achieved an annualised revenue base of c. €1bn following the incorporation of Telefónica Tech UK&I (formerly Cancom UK&I) in August 2021.
T. Tech continued to improve in Q3 its value proposition with leading partners:
•T.Tech and Zoom partnered to deliver collaborative solutions for remote working to Telefónica's clients in Spain, Germany, UK and Brazil.
•In Cybersecurity, T. Tech announced an agreement with Crowdstrike to integrate the Managed Detection and Response solution into T. Tech NextDefense services, delivering further differentiation through the use of AI.
•In Advanced Analytics, T.Tech and C2RO agreed to partner to deliver new solutions for the retail industry.

Continued development of Telefónica Infra – our growing global infrastructure business
Telefónica's infrastructure unit, T. Infra, continued to leverage the Group’s valuable assets to improve capital allocation and accelerate growth. Both German (UGG) and Brazilian (FiBrasil) fibre vehicles started to rollout FTTH in their respective markets and in Q3 21, FiBrasil announced the acquisition of local player Fiberty 1.
Telxius continued to expand its subsea cable operations with the launch of Mistral, a new operation in Hispam that connects Valparaiso (Chile) and Puerto San Jose (Guatemala). In addition, a new transatlantic cable (Grace Hopper) sponsored by Google was anchored in Telxius' facilities in northern Spain, near Bilbao.

Streamline and digitalise our operating model
Telefónica Group continues to strive for enhanced efficiency and to drive digitalisation initiatives across its operating businesses and corporate centre. During Q3, Telefónica announced key agreements to underpin its future-proof, open and virtualised infrastructure:

•Telefónica and NEC agreed to build Open RAN, with live pilots underway in Telefónica's four core markets, a key milestone towards mass deployment. The integration and validation of the multi-vendor ecosystem and the joint development of use cases will leverage NEC's wide expertise.
•Telefónica signed a multi-year agreement with IBM to implement its first-ever Cloud-Native 5G Core Network Platform. This is intended to be a new open-standard technology compliant platform that will be deployed across multiple central, regional, and distributed data centres offering low latency and high bandwidth, while able to deliver services in an agile manner.
As part of its efforts to drive innovation, together with private venture capital company K, Telefónica announced the launch of Leadwind in September, a fund of up to €250m focused on deep tech scale ups in southern Europe and Latin America. Leadwind will work closely with Wayra, Telefónica Ventures and other Open Innovation initiatives of Telefónica.

Committed to Sustainable Development
The COVID-19 pandemic has increased inequalities and social and environmental challenges, with significant implications for the advancement of the United Nations (UN) Sustainable Development Goals (SDGs). The following achievements took place this quarter and illustrate how digitisation is the base of all three pillars of our ESG strategy:
“E” Environmental: Building a greener future
•New long-term renewable electricity agreements in Spain and Brazil (SDG #7)
•Launched Net-Zero Hub to help small businesses reach net-zero in the UK (SDG #13)
•>1k COs closed in Spain since 2016, saving 1,000 GWh; accelerated 3G switch-off in Germany, leading to energy savings of 60GWh per year (SDG # 12, #13)
“S” Social: Helping society to thrive
•Telefónica continued to connect people: 13m premises passed in the UK connected to VMO2 gigabit broadband network. Significant advances in rural and inland areas, with agreements to connect 600 black-out zones in Spain and 250k premises passed in Southern Argentina, and 13k areas already connected in Peru (SDG #9)
•First ever National Databank in the UK launched, providing free mobile data to tackle data poverty (SDG #9)
•25k+ employees participated in 300 initiatives during Telefónica’s International Volunteering Day (SDG #4, #8, #13)
•‘ProFuturo’ became the first Spanish project to be awarded the WISE Prize for educational innovation (SDG #4)
“G” Governance: Leading by example
•Vivo listed in the “Best Emerging Market Performers Ranking” by Vigeo Eiris for 7th consecutive year
•Awarded prestigious prizes recognising the company’s commitment to and achievements in diversity: in Chile, the Ministerial "Equal Conciliation Seal", and in Peru, the Scotiabank “Equality Grand Prize 2021” (SDG #5)
•Set new target of 30% of Black executives in leadership positions in Brazil by 2024 (SDG #5)

Operational performance

TELEFÓNICA ACCESSES
Unaudited figures (thousands)
	2020				2021

	March	June	September	December	March	June	September	% Chg

Retail Accesses	336,610.7	331,436.4	335,158.7	339,715.9	341,122.7	343,474.8	341,887.8	2.0
Fixed telephony accesses	34,927.7	34,172.2	33,371.1	32,706.1	32,006.6	31,395.9	30,521.3	(8.5)
Broadband	25,798.1	25,640.2	25,578.8	25,497.5	25,586.7	25,662.6	25,713.4	0.5
UBB	19,713.4	19,943.6	20,314.8	20,633.1	21,071.9	21,481.7	21,873.3	7.7
FTTH	8,565.7	8,950.3	9,486.8	9,964.2	10,574.6	11,142.7	11,709.8	23.4
Mobile accesses	263,652.7	259,467.7	264,224.9	269,643.1	271,780.1	274,917.0	274,263.8	3.8
Prepay	129,784.0	126,336.4	128,978.9	131,676.4	131,508.6	131,764.2	129,147.7	0.1
Contract	109,181.1	108,856.6	110,022.0	111,808.9	113,511.4	114,988.2	115,899.8	5.3
IoT	24,687.6	24,274.6	25,224.0	26,157.7	26,760.1	28,164.6	29,216.4	15.8
Pay TV	11,909.1	11,832.7	11,665.4	11,557.5	11,447.2	11,258.2	11,152.0	(4.4)
Wholesale Accesses	22,327.0	22,554.7	23,068.9	22,455.0	23,066.4	23,747.4	23,854.6	3.4
Fixed wholesale accesses	3,793.6	3,753.1	3,742.5	3,722.8	3,698.1	3,679.6	3,699.8	(1.1)
Mobile wholesale accesses	18,533.4	18,801.6	19,326.4	18,732.1	19,368.3	20,067.8	20,154.8	4.3
Total Accesses	358,937.7	353,991.1	358,227.6	362,170.9	364,189.1	367,222.2	365,742.4	2.1
Notes:
- VMO2 accesses included since June 2021 and also reported for comparative purposes from January 2020.
- FTTH accesses includes Spain, Brazil and Hispam connections.

OWN UBB COVERAGE
Unaudited figures (thousands)	2020				2021

	March	June	September	December	March	June	September	% Chg

UBB Premises passed (1)	71,808.5	73,321.6	75,283.3	77,110.6	78,574.9	80,370.9	82,270.4	9.3
FTTH	41,082.9	42,952.5	45,611.0	47,824.2	49,271.3	51,444.9	53,522.9	17.3
Up-Take FTTH	26%	26%	26%	26%	27%	27%	27%	1.1 p.p.
Notes:
(1) VMO2 UBB premises passed included since June 2021 and also reported for comparative purposes from January 2020.
- FTTH and Up-Take FTTH includes premises passed and connections in Spain (including wholesale), Brazil and Hispam.

Improving customer base mix
The Group’s accesses base, including 100% accesses of VMO2 and ex-Costa Rica, increased by 3% y-o-y to 365.7m in September 2021, with high value accesses of UBB, FTTH and contract, growing by +8%, +23% and +6% y-o-y, respectively. The average revenue per access (excluding UK) increased by 0.7% y-o-y organic in Q3 21 (+0.6% y-o-y organic in 9M 21) while churn levels (excluding UK) contained y-o-y and q-o-q at 2.6% in Q3 21.

Enhanced infrastructure and IT
Telefónica continued to strengthen its competitive advantage and the sustainability of its operating model in line with the three main pillars of its network strategy: ongoing evolution towards a future-proofed FTTH+5G network; the development of open networks, primarily Open RAN and Open Broadband; and the virtualisation of all network architecture.
UBB premises passed reached 156.6m as of September (including VMO2), up 6% y-o-y of which 82m were own network, up +9% y-o-y. The FTTH network reached 54m of premises passed, up 17% y-o-y. Fibre deployment agreements with infra vehicles or FibreCos enable footprint expansion while optimising CapEx and returns.
The strategic case for our fibre strategy is solid: Scalability is high, enabling the upgrade at a very low marginal investment, while it is also proven to be the most effective backhaul technology for 5G networks.

Open Broadband project is enabling the evolution of our fixed fibre network towards a new open, scalable and virtualised model with higher efficiency, flexibility and capacity (XGS-PON ready). The introduction will be gradual, starting with the first commercial deployment in H1 22 in Brazil before rolling out across the rest of our markets.
Open access fixed customer equipment developed in-house reached 43.8m with 10.4m "Home Gateway Units" (HGUs with latest WiFI capability) serving 90% of FTTH customers.
In mobile, LTE coverage stood at 84% (99% in Europe and 79% in Latam), up 2 p.p. y-o-y.
Our 5G rollout continued to make good progress, with the supplier roadmap confirmed and the adaptation of the multi-vendor core to the 5G Stand Alone. We expect mass commercial deployment of full 5G Stand Alone, and all the associated benefits, from 2022 to 2025 depending on markets and the availability of the technology, devices and spectrum. 5G is currently active in 210 cities in the UK, in >100 cities in Germany and in 9 cities in Brazil. In Spain it covers more than 80% of the population. In Germany and the UK, network sharing agreements will enable us to deploy 5G with higher efficiency. In Spain, we selected IBM to implement the first-ever cloud-native 5G Core Network Platform in the country, including the deployment of Lab and Production DataCenters during 2022-2023.
We are also transitioning to an Open RAN virtualised mobile network which will increase the efficiency and competitiveness of future deployments, enhancing our vendor map, simplifying our IT architecture and automating the network (zero touch). We have already tested Open RAN technology in Germany, the UK, Brazil and Argentina and will soon start trials in Spain. Extended validation in field deployment will take place in the four core markets from 2021 to H1 22, starting with Germany. The ambition is to reach up to 50% of the RAN growth in the timeframe of 2022-2025. To that end we have selected NEC as system integrator for the Open RAN pilots and commercial deployments in Germany, the UK, Spain and Brazil, with plans to scale to a total of at least 800 sites for commercial use starting in 2022.
Our 5G networks will enable us to deliver new services in a more flexible and efficient way. In that respect we continue working on Network Slicing, testing solutions with partners and increasing the use cases; and on Software Defined Networks (SDN) with standardisation (through the TIP Alliance) and implementation in main markets, testing public cloud for virtualised network functions (NFV) with Amazon and with Google Anthos in Brazil.
Multiple partnerships with hyperscalers in the Multi Edge Computing (MEC) ecosystem, including Microsoft and Google, demonstrate our pioneering approach to the delivery of commercial solutions and our strategically differentiated ability to fix our central offices with Edge platforms and 5G.
Telefónica is fully committed to accelerating its sustainability plan. 100% of our electricity is already derived from renewable sources in Europe, Brazil and Peru (87% globally). In addition we have reached new long-term agreements in Spain and Brazil for the construction of new renewable electricity generation capacity for Telefónica's own consumption. This initiative will improve the energy mix in these countries and reduce our exposure to energy price fluctuations.
We also continued to implement energy efficiency projects to control costs and CO2 emissions. Through the implementation of more than 1,200 Network Transformation projects, we have stabilised energy consumption over the last 5 years, reducing it by 2.4% even though the traffic handled by our networks has increased by more than 5.1x in this period. These projects have delivered savings of 2m tons of CO2, 7 TWh of energy and €1,000m of costs.
We are therefore making good progress towards our goal of zero net emissions in our core operations by 2025 and in Hispam and our value chain by 2040 at the latest. The evolution to fibre and the replacement of copper and 3G networks will be key to achieving these important goals.
In Spain, the closure of the copper network accelerated during 2021 with more than 1,000 central offices closed out of a total of more than 8,500. This enabled us to reduce CO2 emissions and energy usage (-85% in fibre vs. copper) and to recycle more than 65k tons of copper cable since 2016. Our target is to be the first telco to fully replace copper with fibre by 2025 and capture the additional savings.
Similarly, in mobile, 3G capacity was reduced by 82% in Germany in the last year, while the 3G shutdown in Spain is expected by 2025. 5G technology is up to 90% more efficient than 4G in terms of power consumption per unit of traffic (W/Mbps).
In addition, network virtualisation is more energy efficient than Bare Metal, with our initial measurements indicating energy savings of more than 30%.
Across the Group, 79% of all processes were digitalised by Q3 21 (+2 p.p. y-o-y) and are managed in real time, enabling us to provide a more agile service to customers.

Financial performance
Consolidated results

TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg		July - September		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	29,603	32,167	(8.0)	1.7	9,298	10,461	(11.1)	3.6
Other income	12,019	1,003	n.s.	18.4	1,144	320	257.3	42.4
Operating expenses	(20,930)	(22,505)	(7.0)	2.3	(6,662)	(7,315)	(8.9)	6.2
Impairments & losses on disposal of assets	(71)	(919)	(92.3)	167.3	(45)	(795)	(94.3)	40.5
Underlying operating income before D&A (OIBDA)	9,797	10,749	(8.9)		3,034	3,518	(13.7)
Operating income before D&A (OIBDA)	20,620	9,747	111.6	1.7	3,734	2,672	39.8	1.6
OIBDA Margin	69.7%	30.3%	39.4 p.p.	0.0 p.p.	40.2%	25.5%	14.6 p.p.	(0.6 p.p.)
Depreciation and amortisation	(6,295)	(7,079)	(11.1)	0.4	(2,155)	(2,128)	1.3	0.3
Operating income (OI)	14,326	2,668	n.s.	4.7	1,579	544	190.3	5.0
Share of profit (loss) of investments accounted for by the equity method	(58)	7	c.s.		10	2	n.s.
Net financial income (expense)	(938)	(1,280)	(26.7)		(386)	(532)	(27.4)
Profit before taxes	13,330	1,394	n.s.		1,203	14	n.s.
Corporate income tax	(1,555)	(528)	194.5		(355)	(108)	229.9
Profit for the period	11,776	866	n.s.		849	(93)	c.s.
Attributable to equity holders of the Parent	9,335	671	n.s.		706	(160)	c.s.
Attributable to non-controlling interests	2,441	196	n.s.		143	67	113.7
Weighted average number of ordinary shares outstanding during the period (millions)	5,603	5,681	(1.4)		5,581	5,679	(1.7)
Basic and diluted earnings per share attributable to equity holders of the Parent (Euros)	1.63	0.08	n.s.		0.12	(0.04)	c.s.
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (Euros)	0.35	0.33	6.1		0.08	0.12	(34.7)
Notes:
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in July and December 2020, and June 2021, have been taken into account.
- Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€181m in January-September 2021 and €196m in January-September 2020), by the weighted average number of ordinary shares outstanding during the period.
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.

The impact of foreign exchange rates on financial performance was almost zero in Q3 21 (-€22m on revenues; +€1m on OIBDA), reducing sequentially mainly due to the appreciation of the BRL since Q2 21. For 9M 21, the negative FX impact of €981m on revenues was contained to €365m on OIBDA and €144m in free cash flow, while on net debt was €55m or €100m on net debt plus leases.
Revenue decreased by 11.1% y-o-y in Q3 21 (-8.0% in 9M 21) primarily as a result of the changes to the perimeter, which contracted by 15.3 p.p. y-o-y. Excluding this, growth in reported revenues was aligned with organic growth. In organic terms, revenue increased 3.6% y-o-y in Q3 21 (+1.7% in 9M 21) with service revenue growth accelerating to 3.3% y-o-y and handset sales increasing by 6.3% y-o-y. In the revenue mix, the weight of BB and SoC revenues increased by 3.8 p.p. y-o-y to 71% of total service revenues, while the share of voice and access revenues decreased 2.4 p.p. y-o-y to 29% in 9M 21.
B2B y-o-y organic revenue growth continued to accelerate to +4.8% in Q3 21, mainly driven by a stronger performance across markets in the Corporate Segment, proving our status as a trusted technological partner for companies on their digitalisation journey.

Other income amounted to €1,144m in Q3 21, including €753m of capital gains mainly from the sale of T. Costa Rica and the closing of the second tranche of the sale of T. Deutschland towers to Telxius, booked in "Other companies and eliminations", as well as capital gains from the closing of FiBrasil and InfraCo Chile, booked at segment level, with the corresponding adjustments in "Other companies and eliminations". In 9M 21, other income amounted to €12,019m, mainly reflecting capital gains booked in Q2 21 (from the closing of the VMO2 JV and the sale of Telxius tower divisions) and in Q3 21.
Operating expenses declined 8.9% y-o-y in Q3 21 (-7.0% y-o-y in 9M 21), mainly driven by the positive impact from changes to the perimeter (+15.1 p.p.). Restructuring costs amounted to €22m in Q3 21, mainly relating to Hispam. In organic terms, OpEx increased by 6.2% y-o-y in Q3 21 (+2.3% y-o-y in 9M 21) mainly impacted by higher supply costs in Spain (due to higher IT and content costs, the latter extraordinary lower in Q3 20) and Hispam (on higher commercial activity) and to a lesser extent on higher personnel costs.
The average number of staff stood at 108,868 employees in 9M 21, 4.0% lower y-o-y mainly due to the deconsolidation of the T. UK.
Impairments & losses on disposal of assets amounted to €45m in Q3 21, vs. €795m in Q3 20 (associated with an impairment allocated to T. Argentina of €785m). In 9M 21, it amounted to €71m (€919m in 9M 20, reflecting the impairments in T. Argentina in Q2 and Q3).
Operating income before depreciation and amortisation (OIBDA) increased by 39.8% in Q3 21 affected by capital gains in Q3 21 (+€753m) and the impairment booked in Q3 20 (+€785m), partially offset by changes to the perimeter (-€541m). In 9M 21, OIBDA amounted to €20,620m reflecting capital gains of €10.9bn booked in the period. In organic terms, OIBDA grew by 1.6% y-o-y (+1.7% in 9M 21).
Underlying OIBDA amounted to €3,034m in Q3 21 (-13.7% y-o-y; -8.9% y-o-y to €9,797m in 9M 21) after excluding +€753m of capital gains, -€22m of restructuring costs and -€31m of other impacts.
OIBDA margin (in organic terms) was virtually stable y-o-y at 33.0% in Q3 21 and 33.4% in 9M 21.
Depreciation and amortisation was slightly higher, +1.3% y-o-y or +0.3% y-o-y in organic terms, in Q3 21. In 9M 21, it declined by 11.1% y-o-y (+0.4% y-o-y organic) due to the FX impact, lower amortisation in T. UK and Telxius due to the classification as held for sale, and lower impact of accelerated amortisation in T. México as a result of the operating model transformation.
Share of profit of investments accounted for by the equity method amounted to €10m in Q3 21 and -€58m in 9M 21, mainly including the results of VMO2 JV.
Net financial expenses decreased by 27.4% y-o-y in Q3 21 (-26.7% y-o-y in 9M 21) due to the reduction of debt denominated in European currencies and extraordinary effects in 2020.
Corporate income tax amounted to €355m in Q3 21 compared to €108m in Q3 20, mainly due to the tax effect of the impairment in Argentina in 2020. In 9M 21, the tax expense amounted to €1,555m, mainly affected by the closing of the Group's tax inspection procedure in Spain, contingency provision in Peru and adjustments for tax rate increases in the UK and Argentina.
Profit attributable to non-controlling interests amounted to €143m in Q3 21 (€67m in Q3 20), mainly associated with the higher profit attributable to T. Deutschland. For 9M 21 it amounted to €2,441m (vs. €196m in 9M 20), mainly reflecting profit from minority interests of Telxius from the result of the towers sale.
Profit attributable to equity holders of the parent company amounted to €706m in Q3 21 with earnings per share totalling €0.12, affected by exceptional items in the quarter. In 9M 21, net income amounted to €9,335m and EPS to €1.63, and in underlying terms, totalled €2,110m (+2.8% y-o-y) and €0.35 (+6.1% y-o-y).

Cash flow and funding

TELEFÓNICA
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)	January - September

	2021	2020	% Chg

OIBDA	20,620	9,747	111.6
- CapEx accrued during the period	(4,893)	(4,067)
- Non-cash items & Others (1)	(10,881)	939
- Working Capital	(365)	(764)
- Net interest payment	(1,066)	(1,056)
- Payment for tax	(379)	(462)
- Dividends paid to minority shareholders	(263)	(322)
= Free Cash Flow excluding Lease Principal Payments	2,773	4,016	(30.9)
- Lease Principal Payments	(1,303)	(1,215)
= Free Cash Flow including Lease Principal Payments	1,470	2,801	(47.5)
Weighted average number of ordinary shares outstanding during the period (millions)	5,603	5,681
= Free Cash Flow per share (Euros)	0.26	0.49	(46.8)
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in July and December 2020, and June 2021, have been taken into account.
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.
- Spectrum payments amounted to €1,012m in January-September 2021 (€521m in the UK, €333m in Spain, €133m in Chile, €21 in Germany and €3m in Colombia). In January-September 2020 amounted to €10m.
(1) In January-September 2021 it was associated mainly to capital gains (€4.4bn VMO2 JV, €5.8bn Telxius towers and €0.8bn from the sale of T. Deutschland towers, the sales of Costa Rica, InfraCo Chile and FiBrasil). It includes also €39m related to commitments associated with long-term restructuring plans mainly in Hispam and "Other companies and eliminations". In January-September 2020 it related mainly with impairments in Argentina of €894m, while also included €45m related to commitments associated with long-term restructuring plans mainly in Germany, Hispam and "Other companies and eliminations".

Free cash flow generation in Q3 21 was affected by spectrum payments in Spain of €310m. Excluding spectrum payments, free cash flow generation amounted to €869m, in line with Q2 21, and down 44.9% y-o-y affected by impacts from changes to the perimeter. Organic OIBDA-CapEx was slightly lower (-0.5% y-o-y), working capital consumed in Q3 21 and interest, tax and lease principal payments were higher, all partially offset by lower dividends to minorities. In 9M 21, free cash flow generation of €1,470m translated into €2,482m excluding spectrum payments, -11.7% y-o-y affected by the deconsolidation of Telxius towers and T. UK. Organic OIBDA-CapEx was 3.0% lower y-o-y, lease principal payments increased, and were partially offset by lower working capital consumption, lower taxes paid and lower dividend to minorities.
OIBDA-CapEx amounted to €2,241m in Q3 21 and €15,727m in 9M 21. In organic terms, it decreased 0.5% y-o-y and 3.0% y-o-y, respectively. (OIBDA-CapEx)/Revenues ratio decreased by 0.8 p.p. y-o-y to 20.1% in Q3 21 in organic terms (-1.0 p.p. y-o-y to 19.9% in 9M 21).
CapEx increased by 10.9% y-o-y in Q3 21 (+5.3% y-o-y organic) mainly due to spectrum accrued in Spain, partially offsetting positive impacts from changes in the perimeter. In 9M 21, CapEx increased 20.3% y-o-y (+9.4% y-o-y organic) affected by spectrum accrued in Q3 21 and Q1 21 (UK & Chile) and partially offset by positive impacts of FX and changes in the perimeter. CapEx (ex-spectrum)/Revenues stood at 12.7% in Q3 21 and 13.2% in 9M 21.
Working capital consumed €365m in 9M 21, mostly impacted by recurrent seasonal effects as CapEx, and the effect associated with the court ruling in Brazil which impacts cash generation between 2021 and 2022. It is worth highlighting the execution of factoring measures on accounts receivable and the extension of payment terms with suppliers or the factoring firm where those had been discounted. Working capital improved by €399m vs. 9M 20, mainly due to a different execution of CapEx, prepayments in Q1 20 due to the agreement with AT&T in Mexico and lower restructuring payments in 9M 21. These factors were partially offset by the effects of the court rulings in Brazil and positive impacts in 9M 20 due to higher receipts from the sale of assets and advanced collections from long-term agreements.
Interest payments slightly increased by 0.9% y-o-y in 9M 21. The effective cost of interest payments over the last 12 months stood at 3.29% as of Sep-21 (excluding lease interests: 3.27%).

Tax payments were 17.9% lower y-o-y in 9M 21 primarily due to extraordinary payments in 2020 and the effects of the deconsolidation of the UK, partially offset by higher payments in advance in 2021.
Operations with minority shareholders was down by -18.4% y-o-y to €263m in 9M 21 mainly due to lower dividends paid to minority interests of T. Brasil and Telxius.
Lease principal payments increased by 7.2% y-o-y to €1,303m in 9M 21.

Funding position

TELEFÓNICA
CHANGE IN DEBT
Unaudited figures (Euros in millions)
	January - September

	2021	2020	% Chg

Net financial debt at beginning of period	35,228	37,744
+ Free Cash Flow including Lease Principal Payments	(1,470)	(2,801)
+ Hybrids	35	723
+ Shareholder remuneration (including hybrid coupons)	929	1,003
+ Pre-retirement commitments	657	697
+ Net financial investments (1)	(13,157)	41
+FX & Others	(256)	(733)
Net financial debt at end of period	21,965	36,676	(40.1)
+ Lease Liabilities	7,941	6,316
Net Financial Debt plus Lease Liabilities at end of period (1)	29,906	42,992
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.
(1) In January-September 2021 includes €5.0bn related with the VMO2 JV, €4.1bn with Telxius towers sale (post estimated distribution of proceeds to Telxius minorities) and approx. €1bn from the sale of T. Deutschland towers, sale of T. Costa Rica and closure of fibre vehicles in Chile and Brazil, partially offsetting the acquisition of Cancom UK&I.
- Net financial debt stood at €25.0bn as of September 2021 post estimated distribution of proceeds to Telxius minorities.

Net financial debt was down by 40.1% y-o-y to €21,965m as of September 2021. It was down by 31.8% y-o-y to €25.0bn post estimated distribution of proceeds to Telxius minorities.
In Q3 21, net financial debt (post estimated distribution of proceeds to Telxius minorities) decreased by €1.2bn due to net financial divestments of €1.1bn (from the sale of T. Deutschland towers, sale of T. Costa Rica and closure of fibre vehicles in Chile and Brazil, partially offsetting the acquisition of Cancom UK&I), free cash flow generation of €560m and other factors of €286m (highlighting the lower value in euros of net debt in foreign currencies). On the other hand, factors that increased net debt included replacement of capital instruments of €246m, shareholder remuneration (€309m, including coupon payments of capital instruments) and labour-related commitments of €191m.
In 9M 21, net financial debt (post estimated distribution of proceeds to Telxius minorities) decreased by €10.2bn due to: i) net financial divestments of €10.1bn, including Q3 21 and Q2 21 divestments (sale of Telxius towers and proceeds from the VMO2 JV), ii) free cash flow generation of €1,470m and iii) other factors (€256m, highlighting the favourable court rulings in Brazil). On the other hand, factors that increased net debt included shareholder remuneration of €929m (including coupon payments of capital instruments), labour-related commitments of €657m and iii) replacement of capital instruments of €35m.
The inorganic initiatives executed in Q3 21 allowed us to further reduce net financial debt by approx. €1bn. Together with the closing of the VMO2 JV and the sale of Telxius towers in Q2 21, post estimated distribution of proceeds to Telxius minorities, the closing of the sale of El Salvador, the closing of Colombia fibre vehicle and including the acquisition of Oi, enabled us to reduce net financial debt by €9.6bn since Dec-20 to €25.6bn.
Net financial debt including lease liabilities amounted to €29,906m as of September 2021, €33.0bn post estimated distribution of proceeds to Telxius minorities, vs. €41,697m as of December 2020. Lease liabilities impact in net financial debt increased by €1.5bn in 9M 21 to €7,941m, mainly due to the net effect in Q2 21 of higher lease liabilities arising at the OBs after the sale of Telxius towers to ATC and lower lease liabilities of Telxius towers following its deconsolidation, partially offset by lower lease liabilities following the deconsolidation of the UK.

Telefónica, in the current low-interest rate environment, re-financed €5,407m (€1,694m at the Group, €1,650m at the JV with Allianz, €1,976m at VMO2 JV and €87m equivalent at FiBrasil) of its debt in 9M 21 (excluding commercial paper and short-term bank loans), which allowed the Group to maintain a solid liquidity position and to further extend debt maturities. As of the end of September 2021, the Group has covered debt maturities beyond 2024. The average debt life stood at 13.85 years (post estimated distribution of proceeds to Telxius minorities), vs. 10.79 years in December 2020.
Financing activities in Q3 21
•In July, T. Emisiones purchased €838.6m of existing senior bonds in euros and T. Europe, B.V. purchased €114.9m of the existing hybrid bond with first reset date in Mar-22 following the tender offer launched in June.
•In addition, T. Colombia signed a sustainability linked bilateral loan of COP 500,000m maturing in Mar-25.
•Also in July, T. Emisiones, S.A.U., issued a notice of redemption with respect to its $750m 4.570% senior notes due 2023 that was redeemed in full on August 2, 2021.
•In September, T. Europe, B.V redeemed the €127.5m outstanding of the existing hybrid bond with first reset date in Mar-22.
Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,021m as of Sep-21.
Undrawn committed credit lines with different credit institutions amounted to €12,427m as of September 2021 (€11,654m maturing over twelve months), which combined with the cash equivalents position and current financial assets, placed liquidity at €22,606m (post estimated distribution of proceeds to Telxius minorities).

Performance by segment

TELEFÓNICA
SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)	January - September	% Chg		July - September	% Chg

	2021	Reported	Organic	2021	Reported	Organic

Revenues	29,603	(8.0)	1.7	9,298	(11.1)	3.6
Telefónica España	9,209	0.0	0.0	3,114	0.4	0.4
Telefónica Deutschland	5,711	3.7	3.7	1,967	5.1	5.1
Telefónica UK	2,628	(47.1)	(7.0)	—	—	—
Telefónica Brasil	5,108	(10.0)	1.9	1,791	4.1	2.2
Telefónica Hispam	6,069	1.4	4.9	2,124	11.6	6.2
Other companies & eliminations	877	6.9	12.4	302	13.3	1.7

Revenues (adding 50% VMO2 JV since June)	31,597			10,814

OIBDA	20,620	111.6	1.7	3,734	39.8	1.6
Telefónica España	3,535	(5.4)	(6.0)	1,182	(8.9)	(8.9)
Telefónica Deutschland	1,795	7.4	6.4	623	8.0	3.5
Telefónica UK	919	(39.9)	10.0	—	—	—
Telefónica Brasil	2,326	(2.5)	1.8	846	17.7	3.0
Telefónica Hispam	1,641	216.0	3.2	872	c.s.	11.6
Other companies & eliminations	10,405	c.s.	c.s.	211	c.s.	1.1

OIBDA (adding 50% VMO2 JV since June)	21,335			4,273

OIBDA margin	69.7%	39.4 p.p.	0.0 p.p.	40.2%	14.6 p.p.	(0.6 p.p.)
Telefónica España	38.4%	(2.2 p.p.)	(2.5 p.p.)	38.0%	(3.9 p.p.)	(3.9 p.p.)
Telefónica Deutschland	31.4%	1.1 p.p.	0.8 p.p.	31.7%	0.9 p.p.	(0.5 p.p.)
Telefónica UK	35.0%	4.2 p.p.	5.4 p.p.	—	—	—
Telefónica Brasil	45.5%	3.5 p.p.	0.0 p.p.	47.3%	5.4 p.p.	0.3 p.p.
Telefónica Hispam	27.0%	18.4 p.p.	(0.4 p.p.)	41.0%	59.1 p.p.	1.2 p.p.
Other companies & eliminations	n.s.	n.s.	13.0 p.p.	n.s.	n.s.	(0.3 p.p.)

Net income attributable to equity holders of the Parent	9,335	n.s.		706	c.s.
Basic and diluted earnings per share (Euros)	1.63	n.s.		0.12	c.s.

CapEx	4,893	20.3	9.4	1,493	10.9	5.3
Telefónica España	1,365	33.3	0.6	645	71.9	(11.1)
Telefónica Deutschland	810	11.6	11.6	303	20.4	20.4
Telefónica UK	933	52.8	24.1	—	—	—
Telefónica Brasil	1,002	5.2	18.4	354	23.4	19.3
Telefónica Hispam	654	6.7	(1.6)	154	(0.9)	6.8
Other companies & eliminations	128	(8.2)	14.1	37	(48.7)	21.1

CapEx (adding 50% VMO2 JV since June)	5,286			1,791

Spectrum	989	n.s.	n.s.	315	n.s.	n.s.

OIBDA-CapEx	15,727	176.9	(3.0)	2,241	69.1	(0.5)
Telefónica España	2,169	(20.0)	(8.5)	537	(41.8)	(8.0)
Telefónica Deutschland	985	4.1	2.6	320	(1.6)	(8.5)
Telefónica UK	(14)	c.s.	0.5	—	—	—
Telefónica Brasil	1,324	(7.6)	(9.2)	492	13.9	(7.9)
Telefónica Hispam	986	c.s.	6.8	718	c.s.	14.0
Other companies & eliminations	10,277	c.s.	(50.6)	174	c.s.	(11.0)

OIBDA - CapEx (adding 50% VMO2 JV since June)	16,049			2,482

(OIBDA-CapEx)/Revenues	53.1%	35.5 p.p.	(1.0 p.p.)	24.1%	11.4 p.p.	(0.8 p.p.)
(OIBDA-CapEx)/Revenues (ex-spectrum)	56.5%	38.8 p.p.	(1.0 p.p.)	27.5%	14.8 p.p.	(0.8 p.p.)

- Reconciliation included in the excel spreadsheets.
Notes:
- OIBDA and OI are presented before brand fees and management fees.
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.
Organic criteria: Assumes constant exchange rates of 2020 (average in 2020). Excludes the contribution to growth from T. Argentina and T. Venezuela. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

29%	of total Telefónica 9M 21 revenues	34%	of total Telefónica 9M 21 OIBDA	41%	of total Telefónica 9M 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA (ex capital gains) and CapEx (ex spectrum) with 50% of the VMO2 JV since June 2021

Operating performance
T. España's results in Q3 21 showed year-on-year revenue growth for the second consecutive quarter (+0.4%), sequential improvement vs the previous quarter in net adds, in all accesses and in ARPU (+2.5%). Customer satisfaction remained at record levels (NPS of 33%) and the already low churn rate further improved year-on-year (-0.1 percentage points).
In the consumer segment, our differentiated strategy, focused on digital services that provide additional value to connectivity, showed positive results. "Movistar Prosegur Alarms" has grown by more than 100k customers since its launch, "Movistar Salud" exceeded 50k customers and in the near future we will launch the new home insurance "Movistar Seguros" in collaboration with BBVA, Allianz and Santalucía. In the low value segment, while competitive intensity persists, T. España's exposure to this part of the market is lower. In the corporate segment, growing demand for our strong Tech solutions propositions continued to drive IT revenues.
Energy efficiency and the goal of achieving net zero emissions by 2025 are key for T. España. A new long-term agreement was awarded for the supply of renewable electricity equivalent to 50% of the energy consumed by our office buildings. It is the most important agreement reached in Spain and improves the country's energy matrix with new renewable plants while reducing our exposure to energy price rises. In addition, the closure of more than 1,000 copper plants up to September saved more than 1,000 GWh (equivalent to 355,000 tCo2, or planting 6m trees) since 2016.
Telefónica is supporting the island of La Palma in its struggle to control the damage from the [recent] volcano eruption. We are reinforcing our infrastructure and equipment on the island, ensuring continuity of digital communications. Telefónica is providing free calls and collecting donations in collaboration with the Red Cross to help those affected.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	September	% Chg

Retail Accesses	37,874.0	37,936.9	37,922.1	37,615.1	37,143.5	36,881.0	36,809.2	(2.9)
Fixed telephony	8,918.6	8,917.6	8,882.5	8,731.0	8,616.6	8,523.4	8,437.9	(5.0)
Broadband	5,985.2	5,993.4	6,030.3	5,961.9	5,911.1	5,888.6	5,873.6	(2.6)
FTTH	4,393.0	4,452.0	4,556.9	4,614.1	4,671.0	4,726.7	4,774.5	4.8
Mobile	18,926.7	18,960.3	18,993.7	18,977.8	18,711.0	18,658.2	18,732.9	(1.4)
Prepay	1,070.2	1,012.7	940.0	888.1	840.1	806.0	783.6	(16.6)
Contract	15,209.9	15,279.8	15,365.1	15,383.7	15,259.7	15,185.8	15,194.8	(1.1)
IoT	2,646.6	2,667.7	2,688.6	2,706.0	2,611.2	2,666.4	2,754.5	2.5
Pay TV	4,032.3	4,054.3	4,004.3	3,934.5	3,895.3	3,801.3	3,755.5	(6.2)
Wholesale Accesses	3,772.4	3,719.9	3,709.2	3,689.5	3,676.8	3,658.3	3,679.1	(0.8)
FTTH	2,292.5	2,361.3	2,489.6	2,599.8	2,708.1	2,801.7	2,907.1	16.8

Total Accesses	41,646.4	41,656.7	41,631.4	41,304.6	40,820.3	40,539.3	40,488.3	(2.7)

OWN UBB COVERAGE
Unaudited figures (thousands)
	2020				2021

	March	June	September	December	March	June	September	% Chg

UBB Premises passed (FTTH)	23,421.8	23,650.1	24,445.4	25,219.4	25,651.3	26,134.6	26,520.1	8.5
Up-take (FTTH)	29%	29%	29%	29%	29%	29%	29%	0.1 p.p.

Notes
- Up-Take FTTH includes retail accesses and wholesale accesses connected to the FTTH network.

Accesses (-3% y-o-y) maintained its improving trend sequentially, with positive quarterly net adds achieved in mobile contract (+9k). Fibre additions remained strong (+153k in Q3 21; +48k retail) driven by multi-year wholesale agreements and represented 82% of the broadband base. Uptake stood at 29% of 26.5m premises passed (+385k in Q3 21), while we maintained our commitment to bring the most advanced connectivity to low populated rural areas.

CONVERGENT KPIs
Unaudited figures
	2020				2021

	March	June	September	December	March	June	September	% Chg org.

Convergent clients (thousands)	4,824.5	4,830.3	4,847.3	4,824.8	4,781.6	4,725.9	4,682.7	(3.4)
Convergent ARPU (EUR) (cumulative YTD)	91.8	91.3	91.5	91.4	89.7	88.5	88.9	(2.8)
Convergent churn (cumulative YTD)	1.5%	1.2%	1.3%	1.4%	1.5%	1.5%	1.4%	0.1 p.p.

Notes:
- Convergent include Consumer, SOHO and SMEs clients.

Convergent customers (-3% y-o-y, -43k in Q3 21) benefited in value terms from the return of the football season, which reflected in the improvement in ARPU to €89.6 in Q3 21 (+2.5% q-o-q, -2.4% y-o-y), maintaining a wide differential vs. domestic market and main European incumbents due to the superior value offered. Q3 21 Churn remained at the healthy level seen in Q2 21 (1.4%), improving 0.1 p.p. y-o-y. "Fusión Empresas" grew +9% y-o-y, as did higher speed fibre customers.

Financial performance

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg		July - September		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	9,209	9,209	0.0	0.0	3,114	3,103	0.4	0.4
Mobile handset revenues	253	180	40.3	40.3	100	73	37.2	37.2
Revenues ex-mobile handset revenues	8,956	9,028	(0.8)	(0.8)	3,014	3,030	(0.5)	(0.5)
Retail	7,220	7,375	(2.1)	(2.1)	2,392	2,459	(2.7)	(2.7)
Wholesale and Other	1,737	1,653	5.1	5.1	622	571	8.9	8.9
Operating income before D&A (OIBDA)	3,535	3,734	(5.4)	(6.0)	1,182	1,298	(8.9)	(8.9)
OIBDA Margin	38.4%	40.6%	(2.2 p.p.)	(2.5 p.p.)	38.0%	41.8%	(3.9 p.p.)	(3.9 p.p.)
CapEx	1,365	1,024	33.3	0.6	645	376	71.9	(11.1)
Spectrum	335	—	n.s.	n.s.	312	—	n.s.	n.s.
OIBDA-CapEx	2,169	2,710	(20.0)	(8.5)	537	923	(41.8)	(8.0)

Notes:
- OIBDA before management and brand fees.

Revenues in Q3 21 maintained y-o-y growth (+0.4%), handset sales grew 37.2% due to the new Fusion portfolio and service revenues (-0.5% y-o-y in line with Q2 21) included record growth in IT (+31.3% y-o-y), despite a more unfavourable prior-year comparison (Q3 20 already showed recovery vs. the quarter of confinement), and that roaming has not yet fully recovered due to the extension of travel restrictions.
OIBDA in Q3 21 (-8.9% y-o-y) reflected the negative impact of higher energy costs and the extraordinary effect of the unfavourable comparison with lower content costs in Q3 20. Excluding these factors, OIBDA would have shown a sequential y-o-y improvement vs. Q2 21 with an OIBDA margin above 39%. In 9M, OIBDA declined 6.0% y-o-y and the margin was 38.4% (-2.5 p.p. y-o-y), reflecting the impact of higher energy costs, the higher weight of lower margin revenues (IT and handsets) and the erosion of value due to the pandemic.
CapEx in 9M 21 remained stable y-o-y (+0.6%), continuing the development of NGN networks (FTTH and 5G) and OIBDA-CapEx reached €2,504m in organic terms (-8.5% y-o-y) with a margin of 27.2% (-2.5 p.p. y-o-y), benchmark among European incumbents. Finally, as first visible allocation of European Funds, T.España was awarded with c.80% of the total funds (€250M in the 2021 call) devoted to extend ultra fixed broadband in rural areas.

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

18%	of total Telefónica 9M 21 revenues	17%	of total Telefónica 9M 21 OIBDA	16%	of total Telefónica 9M 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA (ex capital gains) and CapEx (ex spectrum) with 50% of the VMO2 JV since June 2021

Operating performance
Telefónica Deutschland continued to deliver strong trading momentum in Q3 21 driven by the traction of the O2 Free portfolio. The company’s successful ‘Willkommen im sehr guten Netz von O2’ marketing campaign promotes equalised mobile network quality, supported by the temporary ‘One-month test SIM’ offer. In addition, in SMARTPHONE magazine's network test, the O2 network secured the grade "very good" for the first time this year, moving up to second place among the German mobile network providers.
During the quarter, the company accelerated the 3G switch-off, further improving its 4G/5G networks and the energy efficiency. T. Deutschland has fully integrated ESG into its business strategy and now commits to 100% green energy consumption (including 3rd party sites) beyond 2021. The 5G network is now live in over 100 cities and is on track to achieve its target of 30% population coverage in Germany by the end of 2021. In addition, the company has become the first German mobile network operator to successfully make a voice call purely over its 5G live network. Going forward, T. Deutschland is expanding its wholesale partnerships with Lebara as a prominent new addition, with the switch to the O2 network planned for 2022.

TELEFÓNICA DEUTSCHLAND
ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	September	% Chg

Retail Accesses	48,121.7	48,017.7	48,544.9	48,804.7	48,942.4	49,485.1	49,838.4	2.7
Fixed telephony accesses	2,149.1	2,163.4	2,170.9	2,180.2	2,173.0	2,171.5	2,172.8	0.1
Broadband	2,231.7	2,245.2	2,251.6	2,261.1	2,253.9	2,253.2	2,255.4	0.2
UBB (1)	1,687.7	1,728.8	1,762.3	1,797.8	1,809.1	1,823.2	1,837.7	4.3
Mobile accesses	43,647.1	43,516.5	44,032.4	44,274.8	44,428.2	44,974.5	45,325.3	2.9
Prepay	19,689.4	19,323.0	19,530.7	19,283.3	19,174.7	19,265.5	19,161.2	(1.9)
Contract	22,727.2	22,885.3	23,146.3	23,581.3	23,801.4	24,175.3	24,590.3	6.2
IoT	1,230.4	1,308.2	1,355.4	1,410.1	1,452.1	1,533.7	1,573.8	16.1
Total Accesses	48,121.7	48,017.7	48,544.9	48,804.7	48,942.4	49,485.1	49,838.4	2.7
Notes:
(1) UBB accesses refers to VDSL accesses in Germany.

SELECTED OPERATIONAL DATA
Unaudited figures
	2020				2021

	March	June	September	December	March	June	September	% Chg

Mobile churn (quarterly)	2.0%	1.9%	1.6%	1.8%	1.6%	1.4%	1.7%	0.1 p.p.
Contract	1.5%	1.4%	1.4%	1.3%	1.3%	1.0%	1.2%	(0.2 p.p.)
Mobile churn (cumulative YTD)	2.0%	1.9%	1.8%	1.8%	1.6%	1.5%	1.6%	(0.3 p.p.)
Contract	1.5%	1.5%	1.4%	1.4%	1.3%	1.2%	1.2%	(0.3 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	9.8	9.7	9.9	9.9	9.7	9.9	10.0	1.3
Contract	13.7	13.5	13.6	13.6	13.2	13.4	13.5	(0.8)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

The contract mobile base grew by 415k net additions in the quarter (+11% q-o-q; 9M 21: +1,009k) reflecting the sustained traction of the O2 Free portfolio and the contribution from partner brands. Own brand postpaid churn was 1.0% in Q3 21, stable y-o-y, leveraging the improved network quality.
O2 contract ARPU continued to grow in Q3 21, +0.9% y-o-y (+0.6% y-o-y in Q2 21) as a result of the success of the ‘ARPU-up’ strategy, as data traffic growth continues to drive demand for higher value tariffs, together with some roaming tailwinds.
Prepaid accesses registered -104k net disconnections in Q3 21 (9M: -122k) in line with the continuing market trend of prepaid to postpaid migration.
Fixed broadband accesses returned to growth in Q3 21, registering +2k net additions (9M 21: -6k) and continuing the trend of sequential quarter-on-quarter improvement through 2021 in a market focused on high-speed fixed connectivity. In addition, ongoing customer demand for fixed-mobile substitution (FMS) products remains robust.

Financial performance

TELEFÓNICA DEUTSCHLAND
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg				July - September		% Chg

	2021	2020		Reported		Organic	2021	2020		Reported		Organic

Revenues	5,711	5,509		3.7		3.7	1,967	1,873		5.1		5.1
Mobile Business	5,102	4,920		3.7		3.7	1,760	1,672		5.2		5.2
Handset revenues	1,004	972		3.3		3.3	339	311		9.0		9.0
Fixed Business	603	583		3.4		3.4	203	198		2.8		2.8
Operating income before D&A (OIBDA)	1,795	1,672		7.4		6.4	623	577		8.0		3.5
OIBDA Margin	31.4%	30.4%	1.1	p.p.	0.8	p.p.	31.7%	30.8%	0.9	p.p.	(0.5	p.p.)
CapEx	810	726		11.6		11.6	303	251		20.4		20.4
Spectrum	—	—		—		—	—	—		—		—
OIBDA-CapEx	985	946		4.1		2.6	320	326		(1.6)		(8.5)

Note:
- OIBDA before management and brand fees.

Revenue grew +5.1% y-o-y in Q3 21 (vs. +3.5% y-o-y in Q2 21 excluding special factors) and +3.7% y-o-y in 9M 21 driven by the continued expansion of mobile business revenues, reflecting strong momentum and the success of the O2 brand as well as demand for high value handsets, partially offset by a cut in MTRs from 1st July.
OIBDA expanded by +3.5% in Q3 21 and +6.4% y-o-y in 9M 21 (vs +3.6% y-o-y in Q2 21 excluding special factors) due to a combination of sustained top line growth, efficiencies and effective cost management, partially offset by revenue and roaming mix as well as the planned phasing back of marketing spend. As a result, Q3 21 OIBDA margin declined by -0.5 p.p. y-o-y to 31.7% (9M 21: 31.4%; +0.8 p.p. y-o-y).
CapEx was up +11.6% y-o-y in 9M 21, with a CapEx/Sales ratio of 14.2%. T. Deutschland has continued its programme of boosting rural coverage and accelerating network capacity in urban areas, in line with the company’s existing plan to drive profitable future growth. 9M 21 CapEx levels reflect the back-end loaded phasing within the year.
OIBDA-CapEx improved by +2.6% y-o-y in 9M 21 and OIBDA-CapEx/Revenues reached 17.2%, -0.2 p.p. y-o-y.

Virgin Media - O2 UK
(y-o-y changes in organic terms)

15%	of total Telefónica 9M 21 revenues	16%	of total Telefónica 9M 21 OIBDA	13%	of total Telefónica 9M 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA (ex capital gains) and CapEx (ex spectrum) with 50% of the VMO2 JV since June 2021

Operating performance
In its first full quarter of trading, Virgin Media-O2 (VMO2) moved at pace with its integration while maintaining its commercial focus, resulting in a solid trading performance. In October, VMO2 launched its first consumer and SoHo converged product, Volt, taking advantage of its joint capabilities by combining the power of Virgin Media’s gigabit broadband with O2’s award winning mobile network for the first time.
VMO2 continues to invest in the future and remains committed to ESG with its mission to upgrade UK connectivity: the Company reached 12.8m premises in its gigabit roll-out and remains on-track for completion of the gigabit upgrade by the end of 2021, to give it the largest and fastest broadband network in the UK. Project Lightning covered an additional 67k premises in Q3 21, taking the cumulative build to 2.6m.
In addition, the 5G rollout continues to expand, with 5G now live in 210 towns and cities as the company confirmed its coverage target of 50% of the UK population in 2023.
In line with its commitment to realising the benefits of digitisation, the company also launched new AI technology to improve customer experiences in stores, created the first ever National Databank in the UK, provided free mobile data to tackle data poverty, and launched the free online Net Zero Hub to help small businesses become net zero.

VMO2 PROFORMA ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	September	% Chg

Retail Accesses (1)	43,066.0	42,480.3	43,430.1	44,067.7	44,292.8	44,990.9	45,549.5	4.9
Broadband	5,308.1	5,347.4	5,394.5	5,449.5	5,487.9	5,523.6	5,566.0	3.2
UBB	5,279.2	5,318.4	5,365.4	5,420.3	5,458.6	5,494.1	5,536.4	3.2
Mobile accesses	29,241.3	28,672.0	29,701.2	30,336.6	30,617.7	31,358.0	31,864.6	7.3
Prepay	8,433.0	7,772.8	8,335.9	8,251.8	8,199.1	8,362.5	8,284.0	(0.6)
Contract	15,253.0	15,323.4	15,431.4	15,594.2	15,636.3	15,701.2	15,809.3	2.4
IoT	5,555.3	5,575.8	5,934.0	6,490.6	6,782.3	7,294.3	7,771.3	31.0
Wholesale Accesses	8,774.2	8,694.3	9,018.3	9,210.9	9,350.5	9,594.4	9,773.7	8.4
Total Accesses (1)	51,840.2	51,174.6	52,448.4	53,278.6	53,643.3	54,585.4	55,323.2	5.5
Notes:
(1) Includes fixed telephony and Pay TV accesses.

VMO2 PROFORMA SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)	2020				2021

	March	June	September	December	March	June	September	% Chg

UBB Premises passed	14,981.5	15,072.6	15,191.7	15,310.8	15,386.6	15,476.4	15,546.3	2.3

Contract mobile accesses grew by +108k in Q3 21 (vs +65k in Q2 21), with continued customer demand across segments and brands as lockdown restrictions continued to ease and the economy opened up. O2 mobile contract churn remained stable q-o-q and market-leading in Q3 21 at 0.9%.
IoT net additions totalled 477k in the third quarter (vs +512k in Q2 21) on the back of the SMIP contract regaining pace.

In Q3 21 fixed broadband accesses grew by +42k (vs +36k in Q2 21) driven by continued demand for faster speeds, with (transaction adjusted) fixed ARPU declining by -2.1% y-o-y in Q3 21, due in part to the short-term impact from annual best tariff notifications, which will ease from February 2022.

VMO2 PROFORMA CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg		July - September		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	8,850	8,752	1.1	(1.4)	3,033	2,846	6.6	0.7
Mobile revenues	4,901	4,961	(1.2)	(3.5)	1,713	1,616	6.0	0.2
Handset revenues	1,275	1,275	0.1	(2.3)	477	420	13.5	7.4
Fixed Business	3,561	3,437	3.6	0.8	1,188	1,132	4.9	(0.7)
Consumer Fixed	3,002	2,906	3.3	0.6	1,012	948	6.7	1.0
Subscription	2,934	2,858	2.7	—	987	930	6.1	0.4
Other	68	48	43.1	39.8	25	18	36.9	30.2
B2B Fixed	558	531	5.1	1.8	176	184	(4.3)	(9.3)
Other	389	355	9.6	6.9	131	98	34.4	25.7
Operating income before D&A (OIBDA)	3,141	3,056	2.8	3.1	1,061	1,014	4.7	(0.9)
OIBDA Margin	35.5%	34.9%	0.6 p.p.	1.5 p.p.	35.0%	35.6%	(0.6 p.p.)	(0.6 p.p.)
CapEx	2,196	1,479	48.5	9.2	598	497	20.2	11.3
Spectrum	519	—	n.s.	n.s.	3	—	n.s.	n.s.
OIBDA-CapEx	945	1,577	(40.1)	(2.9)	464	517	(10.3)	(12.8)

Notes:
- Organic OIBDA and OIBDA margin y-o-y calculated in line with Telefonica criteria.
- Includes VMO2 proforma data which give effect to the combination of Virgin Media UK and O2 UK as if it had occurred on 1st January 2020 and pushes back purchase price accounting, policy alignment and transaction adjustments to this date.

Financial performance
Revenues returned to growth in the third quarter at +0.7% y-o-y (vs -0.1% y-o-y in Q2 21), with improving mobile trends (+0.2% y-o-y vs -3.1% y-o-y in Q2 21) driven by strengthened handset revenues due to the timing of flagship handset releases as well as the continued easing of lockdown restrictions over the period. Fixed revenue declined by -0.7% y-o-y (vs +3.2% y-o-y in Q2 21) as an expanding consumer base was offset by lower B2B revenue as a result of the phasing of installation activity for high-capacity data services within wholesale.
OIBDA declined by -0.9% y-o-y (vs +5.8% Q2 21; 9M 21 +3.1%), as a result of investment in marketing and digitalisation spend offsetting top line growth and strong cost control. The OIBDA Margin declined by -0.6 p.p. y-o-y to a more normalised 35.0% reflecting the change in revenue mix, coupled with investment in commercial performance and future growth.
CapEx increased +9.2% in 9M 21 with the continued investment in mobile capacity, 5G and in fixed network extension and upgrading to improve efficiency. As a result, In 9M 21 OIBDA-CapEx declined by -2.9% y-o-y with OIBDA-CapEx/Revenues remaining broadly stable y-o-y (-0.3 p.p.) to 16.9%.
Looking ahead, VMO2 expects FY21 proforma transaction-adjusted EBITDA to be flat to positive, with the H2 21 dividend to be at least £300m.

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

16%	of total Telefónica 9M 21 revenues	22%	of total Telefónica 9M 21 OIBDA	22%	of total Telefónica 9M 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA (ex capital gains) and CapEx (ex spectrum) with 50% of the VMO2 JV since June 2021

Operating performance
Telefónica Brasil posted the strongest service revenue growth for the past six years in Q3 21 (+3.8% y-o-y), reversing the negative trend in fixed revenues (+0.4%) and accelerating MSR (+5.7%), thanks to its high quality network and continuous improvement in service offerings. This positive revenue momentum together with progressive digitalisation and efficiency enhancements enabled the company to expand OIBDA margin in +0.3 p.p. y-o-y.
Since 2018, T. Brasil has delivered 100% of its electricity from renewable sources. To further its environmental commitments, during the quarter, T. Brasil signed long-term contracts for distributed green electricity generation. In addition, Vivo set a target to reach 30% black executives in leadership positions by 2024, among other diversity and inclusion goals. Thanks to its advances in ESG, Vivo has been ranked, for the 7th consecutive year, as one of the top 10 Brazilian companies listed in Vigeo Eiris’ Best Emerging Market Performers Ranking among other important accolades.

ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	September	% Chg

Final Clients Accesses	93,173.2	92,103.6	93,811.5	95,145.0	95,900.8	96,813.8	97,516.6	3.9
Fixed telephony accesses	10,309.0	9,779.4	9,347.8	8,994.8	8,625.9	8,328.1	7,802.4	(16.5)
Broadband	6,772.6	6,587.0	6,430.4	6,315.0	6,318.2	6,283.8	6,264.9	(2.6)
UBB	5,026.7	5,033.1	5,054.8	5,084.2	5,220.1	5,313.0	5,430.1	7.4
FTTH	2,652.3	2,862.6	3,129.7	3,377.7	3,745.8	4,046.3	4,356.0	39.2
Mobile accesses	74,740.7	74,399.3	76,709.4	78,523.7	79,673.3	80,956.5	82,244.6	7.2
Prepay	31,023.8	31,291.2	32,757.1	33,662.5	33,668.8	33,871.7	34,163.4	4.3
Contract	33,310.3	33,246.8	33,689.5	34,418.2	35,321.4	35,911.4	36,608.6	8.7
IoT	10,406.6	9,861.3	10,262.8	10,443.0	10,683.2	11,173.4	11,472.6	11.8
Pay TV	1,282.9	1,270.3	1,257.8	1,247.7	1,223.5	1,186.2	1,146.6	(8.8)
IPTV	753.3	805.3	854.5	890.8	913.9	918.6	917.8	7.4
Total Accesses	93,173.3	92,116.9	93,824.5	95,157.9	95,901.9	96,814.9	97,517.6	3.9

OWN UBB COVERAGE
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	September	% Chg

UBB Premises passed	21,677.8	22,626.8	23,927.6	24,514.0	25,057.9	25,609.7	26,371.7	10.2
FTTH	11,689.7	13,086.4	14,588.5	15,696.9	16,291.1	17,309.5	18,316.5	25.6
Up-Take FTTH	23%	22%	21%	22%	23%	23%	24%	2.3 p.p.

SELECTED OPERATIONAL DATA
Unaudited figures
	2020				2021

	March	June	September	December	March	June	September	% Chg

Mobile churn (quarterly)	3.1%	3.4%	3.1%	2.9%	2.9%	2.9%	2.8%	(0.3 p.p.)
Contract	1.5%	1.5%	1.2%	1.1%	1.1%	1.3%	1.2%	0.0 p.p.
Mobile churn (cumulative YTD)	3.1%	3.2%	3.2%	3.1%	2.9%	2.9%	2.9%	(0.3 p.p.)
Contract	1.5%	1.5%	1.4%	1.3%	1.1%	1.2%	1.2%	(0.2 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	5.7	5.1	4.9	4.7	4.0	4.0	4.1	(4.4)
Contract	10.2	9.2	8.7	8.4	7.2	7.2	7.4	(4.2)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.

Vivo's B2B offering is strengthen, positioning Vivo as the preferred partner to Brazilian companies wishing to promote digitalisation. In B2C, Vivo offers clients a wide range of services thanks to partnerships with leading companies including health and financial services, among others. Among the latest achievements, it is worth highlighting the signing of a MoU with Anima, one of the main higher education companies in Brazil, to create a JV to develop an educational service platform, which will provide digital continued education courses focused on employability and career skills.
In mobile, Vivo posted 697k new contract accesses in Q3 21 (2.2m in 9M 21), sustaining churn at historical lows (1.2%). The company reached an outstanding ARPU for the Brazilian market (48 BRL). In addition, the prepaid segment continued to perform strongly, with more than 292k new accesses in the quarter.
In fixed, growth in FTTH connections accelerated to 310k in Q3, representing almost one million new connections in 9M 21. Following the start of its operations in August, FiBrasil announced the acquisition of Fiberty 1 from Blackstone, increasing its target to expand its FTTH network to over 6m premises passed in the next four years.

Financial performance

TELEFÓNICA BRASIL
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg		July - September		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	5,108	5,674	(10.0)	1.9	1,791	1,720	4.1	2.2
Mobile Business	3,381	3,705	(8.8)	3.2	1,199	1,145	4.7	3.2
Handset revenues	277	296	(6.3)	6.0	93	117	(21.0)	(19.8)
Fixed Business	1,728	1,969	(12.3)	(0.7)	592	575	2.9	0.4
Operating income before D&A (OIBDA)	2,326	2,385	(2.5)	1.8	846	719	17.7	3.0
OIBDA Margin	45.5%	42.0%	3.5 p.p.	0.0 p.p.	47.3%	41.8%	5.4 p.p.	0.3 p.p.
CapEx	1,002	952	5.2	18.4	354	287	23.4	19.3
Spectrum	5	—	n.s.	n.s.	5	—	n.s.	n.s.
OIBDA-CapEx	1,324	1,433	(7.6)	(9.2)	492	432	13.9	(7.9)

Notes:
- OIBDA before management and brand fees.
- Q3 21 OIBDA was positively impacted by capital gains related with the sale of 50% of FiBrasil (+€90m) in July 2021.

Revenues grew 2.2% y-o-y in Q3 21 (+3.2% in Q2 21), impacted by the strong performance of handset revenues in Q3 20. Service revenues accelerated to +3.8% in Q3 21 (+1.6% in Q2 21) supported by fibre revenues and by contract revenues, which increased 7.3%, boosted by the positive commercial performance and the "more for more" strategy.
OIBDA grew 3.0% (+3.0% in Q2 21). Reported OIBDA was positively impacted by capital gains related with the sale of 50% of FiBrasil (+€90m) in July 2021. CapEx increased 19.3% y-o-y in 9M 21, due to improved coverage in mobile (4G coverage increased by 3 p.p. y-o-y to 93% of population) as well as in FTTH (18.3m premises passed and 65 new cities covered in last twelve months).

TELEFÓNICA INFRA
Telefónica Infra, T. Group’s infrastructure portfolio manager, has continued to focus on pursuing value creation opportunities during Q3 21, in line with the Group’s strategy of crystallising the value of its infrastructure assets and capabilities, improving the competitive position of Telefónica’s operating business units by accelerating their FTTH rollout, while capturing future value upside from its infrastructure assets and co-investments.
In Q3 21, T. Infra focused on executing the first steps related to its portfolio of neutral FTTH wholesale vehicles, increasing their footprint and premises passed, while completing the first tranche of the data centre transaction, and enhancing Telxius' cable assets.
FiBrasil (CDPQ 50%, T. Infra 25%, and T. Brasil 25%), is fully operational, with network deployment focused on selected mid-sized cities. In August, FiBrasil acquired the fibre company Fiberty 1 (formerly Phoenix Fiber do Brasil), adding 170k premises passed in 11 cities and 1,500km of fibre in the Brazilian states of Rio Grande do Sul, Goias, Minas Gerais, and Espirito Santo. The transaction also includes 18 cities currently under development, with 310k additional premises passed expected to be operative between Q4 21 and the Q1 22. Following this acquisition, FiBrasil’s roll-out target was increased to over 6m premises passed within four years, from 5.5m previously.
Unsere Grüne Glasfaser (UGG) (Allianz 50%, T. Infra 40%, and T. Deutschland 10%), has the objective of deploying a fibre optic network in rural and semi-rural areas in Germany, passing over 2m premises. It has already connected several municipalities, where retail customers have been connected and are benefiting from this green FTTH network. Furthermore, UGG reached agreements with regional ISPs Eifel-DSL and Stiegeler in Q3 21 to further increase its commercial reach. Lastly, UGG signed MoUs with municipalities that represent more than 100k premises.
Nabiax (data centre company: Asterion Industrial Partners 80% and T. Infra 20%, once the second tranche of the ongoing transaction is completed) is already operating the assets it acquired in Spain in the first tranche of this transaction, in addition to those acquired in 2019. Additionally, Nabiax has secured €320m sustainable “project finance” funding with a price linked to three ESG indicators, two environmental (carbon emissions and water treatment) and one social (gender equality).
On 2nd August, Telxius completed the sale of 4,080 sites to ATC for a total price of €0.6bn, constituting the second phase of the agreement reached between Telxius and T. Deutschland in June 2020. This transaction, together with the sale of Telxius towers in Europe and Latam last quarter, completes the sale process agreed between Telxius and ATC.
During Q3 21, Telxius Cable completed a critical milestone in the development of its international network with the new submarine cable Mistral operational with c.7,300 km, six fibre pairs, and 132 Tbps of potential capacity. This next generation, high-capacity fibre optic submarine cable, runs along the Latam’s Pacific coast linking Puerto San Jose (Guatemala) with Valparaiso (Chile), with additional landing points in Salinas (Ecuador), Lurin (Peru) and Arica (Chile). In combination with cable systems Junior, Tannat, and Brusa, Mistral allows Telxius to offer leading-edge, diverse, and robust subsea network routes throughout Latam, connecting the region to the U.S. and beyond.
On the commercial front, Google’s Grace Hopper subsea cable, a 16 fibre pairs cable which connects the U.S. with the U.K. and Spain, has landed at Telixus Cable’s Sopelana station, near Bilbao (Spain), thanks to the company’s’ landing and colocation services. From there, this new system will connect to the resources and infrastructure offered by the Derio Communications Hub, also located near Bilbao, which will offer Google and its customers and users access to ultrahigh-quality colocation, capacity and IP services and will enable them to connect to the rest of Europe and across the world. This new milestone adds to other major projects in which Telxius Cable has collaborated with Google, such as Dunant, Junior, and Tannat.
Lastly, Telxius' traffic increased by 14% y-o-y in Q3 21, despite the positive impact of COVID-19 on last year's traffic.

TELEFÓNICA TECH
(y-o-y changes)

Operating performance
Telefónica Tech, our fast-growing technology company comprises two business units, Cybersecurity & Cloud Tech and IoT & Big Data Tech. T. Tech’s strong capabilities in these areas help businesses customers digitally transform their operations and is playing a key role in the economic recovery.
Cybersecurity & Cloud Tech is focused on strengthening its position as the preferred tech partner for businesses. Q3 21 highlights included:
•New services launches: In Spain, “FlexWan”, first managed service for cloud native customers based on SD-WAN and Fortinet´s Security; “SAP Hana Enterprise Cloud” managed private cloud hosting in our Virtual Data Center and “Cloud Office”, a professional service providing access to our automation experts. In SMB our offer was enhanced in Chile and Germany.
•Strengthened value position with partnerships: Agreement with Zoom to add its Digital and Secure Workplace offering to our portfolio and, with CrowdStrike Falcon to strengthen our Next Defense service. We also signed a strategic agreement with the cybersecurity arm of Saudi operator STC.
•Reinforced positioning in OT Security through the Operational Technology Specialisation of Fortinet's channel program, and with the launch of CS4R (Cyber Security for Robots), the world's first cyber security for robots laboratory, which is located at the Wayra innovation hub in Munich.
T. Tech was recognised “Partner of the Year in SMB digitalisation” in Spain by Microsoft (Jul-21), “Global Partner of the year,” by Cloud Blue (Sep-21) and “EMEA Services Provider of the Year” by Zoom (Sep-21).
Within IoT & Big Data Tech, AI of Things combines sensors, communications, and data to enhance customers capabilities by optimising their performance and customer experience in a sustainable way. With our unique value proposition we offer owned connectivity and platforms, key execution and strong partners. Q3 21 highlights included:
•Accelerating commercial activity (funnel increasing 42% vs Q2) in Connected Cars, Big Data, Industry 4.0 and Utilities, leveraging our connectivity technologies like NB-IoT/LTE-M and p-LTE/5G and specialised partners.
•A new strategic partnership with C2RO to strengthen our solutions of analytics; and the launch of an innovative blockchain-based certification service built on our own TrustOS managed blockchain platform.
T. Tech’s AI of Things was recognised as "Innovation Leader" by STL Partners for its AI of Things approach (Aug-21) and “Champion” by Kaleido Intelligence for Private Networks and “High Flyers” for Connectivity Management Platform (Oct-21).

Financial Performance2
T. Tech encompasses all the services identified as priorities in the first phase. Following the incorporation of Telefónica Tech UK&I (formerly Cancom UK&I) in August 2021 and considering organic and other minor inorganic initiatives to September, T. Tech has already achieved an annualised revenue base of c.€1bn. Additional businesses and assets are expected to be incorporated during the remaining of 2021.
T Tech continued to generate strong revenue growth, +24.9% y-o-y in Q3 21 to €229m (€598m in 9M 21; +25.5% y-o-y).
T. Cybersecurity & Cloud Tech revenues maintained a steady pace of growth as the trends towards the digitisation of businesses of all sizes continues to advance, with Spain as the main growth driver. Furthermore, higher value services, such as "professional, platform and managed services" which account for >50% of Cybersecurity & Cloud revenues continued to generate steady double-digit growth.
T. IoT and Big Data Tech revenues continued to improve in Q3 with growth in IoT connectivity (~50% of revenues) accelerating to 23.6% y-o-y in Q3 21 (+12.8% y-o-y in Q2 21).
2 “Telefónica Tech” revenue perimeter in 2021, for comparative purpose 2020 revenue refers to a proforma perimeter

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

19%	of total Telefónica 9M 21 revenues	16%	of total Telefónica 9M 21 OIBDA	18%	of total Telefónica 9M 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA (ex capital gains) and CapEx (ex spectrum) with 50% of the VMO2 JV since June 2021

Operating performance
Telefónica Hispam improved the y-o-y growth in both service revenues (+6.0% vs. +3.2% in Q2 21) and OIBDA (+11.6% vs. +0.3% in Q2 21) for the fourth consecutive quarter. This performance reflects the continuous improvement in the quality of the customer base, especially in mobile contract and FTTH, the optimisation of operational efficiencies especially from the new operational model, and acceleration in digitalisation. In reported terms, both revenues and OIBDA continued to deliver positive y-o-y growth.
The reduced exposure to the region is reflected in the expansion of debt in local currencies across the main operations (reaching leverage levels in the region similar to the Group's) and in the reduction of CapEx to Sales (8.6% in 9M 21; -0.6 p.p. y-o-y). This improvement was achieved through lower investment in legacy technologies and alternative investment models (that will be boosted with the InfraCo JVs in Chile and Colombia) which resulted in 83% of premises deployed by third parties in 9M 21.

TELEFÓNICA HISPAM
ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	September	% Chg

Retail Accesses	108,739.0	105,534.3	106,040.8	108,488.6	109,152.9	109,498.6	109,061.1	2.8
Fixed telephony accesses	8,461.8	8,260.7	7,982.7	7,835.0	7,668.1	7,489.2	7,237.3	(9.3)
Broadband	5,428.5	5,398.6	5,407.1	5,447.3	5,555.0	5,654.8	5,700.5	5.4
UBB	3,298.3	3,386.0	3,550.9	3,695.0	3,894.3	4,108.5	4,280.0	20.5
FTTH (1)	2,916.2	3,034.6	3,239.3	3,417.6	3,642.4	3,886.5	4,086.9	26.2
Mobile accesses	91,759.4	88,837.3	89,650.6	92,204.5	92,924.7	93,400.5	93,173.0	3.9
Prepay	66,156.9	63,737.5	64,201.0	66,206.7	66,145.0	65,926.8	65,143.7	1.5
Contract	21,909.8	21,348.6	21,603.3	22,000.2	22,611.4	23,099.6	23,494.7	8.8
IoT	3,692.6	3,751.1	3,846.3	3,997.6	4,168.3	4,374.2	4,534.6	17.9
Pay TV	2,943.2	2,889.7	2,853.5	2,856.8	2,864.1	2,872.5	2,869.0	0.5
IPTV	385.8	424.1	501.3	577.7	646.4	724.9	811.2	61.8

Total Accesses	108,760.1	105,554.3	106,061.1	108,509.1	109,173.2	109,518.8	109,080.7	2.8
Notes:
(1) Includes Peru's cable accesses.

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)	2020				2021

	March	June	September	December	March	June	September	% Chg

UBB Premises passed	11,727.5	11,972.1	11,839.7	12,064.5	12,521.5	13,119.1	13,832.4	16.8
FTTH (1)	8,989.1	9,233.8	9,595.7	9,923.4	10,389.7	10,988.0	11,704.6	22.0
Up-take FTTH	32%	33%	34%	34%	35%	35%	35%	1.2 p.p.

Note:
(1) Includes Peru's cable premises passed.

SELECTED OPERATIONAL DATA
Unaudited figures
	2020				2021

	March	June	September	December	March	June	September	% Chg

Mobile churn (quarterly)	3.4%	3.2%	3.0%	2.5%	3.0%	3.0%	3.5%	0.5 p.p.
Contract	2.7%	2.0%	2.5%	2.2%	2.0%	2.2%	2.3%	(0.2 p.p.)
Mobile churn (cumulative YTD)	3.4%	3.3%	3.2%	3.0%	3.0%	3.0%	3.2%	(0.0 p.p.)
Contract	2.7%	2.3%	2.4%	2.3%	2.0%	2.1%	2.2%	(0.2 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	3.9	3.6	3.5	3.4	3.2	3.2	3.3	(1.2)
Contract	10.9	10.5	10.0	9.6	9.1	9.0	9.0	(3.8)
Note:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.

In the mobile business, contract accesses continued to record solid, progressive growth (+9% y-o-y), particularly in Chile, Colombia, Mexico, and Peru (with y-o-y growth of 21%, 13%, 11%, and 10%, respectively). In prepaid, accesses with frequent top-ups rose 5% y-o-y.
The operational transformation towards fibre continued in the fixed business. As a result, the region already reached 11.7m premises passed with FTTH and cable (+1.8m in 9M 21) and 4.1m connected (+0.7m in 9M 21). This transformational process is reinforced by the InfraCo deployment in Chile, which is expected to reach 1.5m new premises passed by 2022, and by the expected launch of InfraCo Colombia, with the target of reaching additional 3.1m premises passed in the next three years.

Financial performance

TELEFÓNICA HISPAM
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg		July - September		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	6,069	5,988	1.4	4.9	2,124	1,903	11.6	6.2
Mobile Business	3,954	3,800	4.0	6.2	1,380	1,232	11.8	9.1
Handset revenues	1,007	785	28.4	24.5	353	305	15.8	7.4
Fixed Business	2,104	2,178	(3.4)	2.8	741	721	2.6	0.2
Operating income before D&A (OIBDA)	1,641	519	216.0	3.2	872	(344)	c.s.	11.6
OIBDA Margin	27.0%	8.7%	18.4 p.p.	(0.4 p.p.)	41.0%	(18.0%)	59.1 p.p.	1.2 p.p.
CapEx	654	613	6.7	(1.6)	154	155	(0.9)	6.8
Spectrum	133	—	n.s.	n.s.	(2)	—	n.s.	n.s.
OIBDA-CapEx	986	(94)	c.s.	6.8	718	(499)	c.s.	14.0

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- The results from Central America are consolidated in Telefónica Group's "Other companies & eliminations".
- Q3 21 OIBDA was positively impacted by capital gains related with the sale of 60% of InfraCo Chile (+€409m) in July 2021.

Revenue growth accelerated significantly to +6.2% y-o-y in Q3 21 (+4.9% in 9M 21) reflecting the improvement in service revenues. All countries across the region presented positive service revenue growth (except for Mexico which was impacted by MTR tariff cuts; excluding -8.3 p.p. regulatory impact drag, it would also have posted positive growth), with Chile and Peru both posting double-digit growth, thanks to the sustainable improvement in the mobile and fixed business, as fibre, cable and IPTV connections more than offset the losses in traditional fixed accesses.
OIBDA improved y-o-y (+11.6% vs. +0.3% in Q2 21), reflecting positive growth across all countries. Q3 21 and 9M 21 reported OIBDA were impacted by capital gains related with the sale of 60% of InfraCo Chile (+€409m) and -€24m restructuring expenses booked mainly in Argentina and Peru. OIBDA margin expanded by 1.2 p.p. in Q3 21 to 41.0% (27.0% in 9M 21; -0.4 p.p. y-o-y). OIBDA-CapEx increased 6.8% y-o-y in 9M 21 and its margin by 0.2 p.p. y-o-y.

TELEFÓNICA HISPAM
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - September		% Chg		July - September		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	6,069	5,988	1.4	4.9	2,124	1,903	11.6	6.2
Telefónica Argentina	1,421	1,383	2.8	—	551	406	35.5	—
Telefónica Chile	1,310	1,156	13.3	10.5	444	398	11.7	10.1
Telefónica Perú	1,134	1,260	(10.0)	6.2	386	394	(2.2)	12.2
Telefónica Colombia	964	930	3.7	10.5	316	304	4.1	8.5
Telefónica México	739	757	(2.4)	(3.4)	255	238	6.7	(2.4)
Others & eliminations	501	503	(0.4)	3.7	173	163	5.8	4.3

Handset revenues	1,007	785	28.4	24.5	353	305	15.8	7.4
Telefónica Argentina	225	163	38.2	—	93	63	48.0	—
Telefónica Chile	272	211	29.2	26.4	84	88	(4.8)	(4.4)
Telefónica Perú	158	115	37.8	62.7	52	56	(5.8)	11.8
Telefónica Colombia	113	77	47.4	57.1	40	27	49.6	56.1
Telefónica México	193	182	5.9	4.9	67	59	12.7	3.3
Others & eliminations	46	37	22.3	32.1	17	12	38.8	41.6

OIBDA	1,641	519	216.0	3.2	872	(344)	c.s.	11.6
Telefónica Argentina	160	296	(45.9)	—	78	91	(13.7)	—
Telefónica Chile	789	370	113.1	5.0	530	129	n.s.	2.2
Telefónica Perú	171	237	(27.7)	(6.8)	67	67	0.8	6.5
Telefónica Colombia	311	305	2.0	10.8	119	105	13.4	18.0
Telefónica México	53	63	(15.3)	(9.4)	23	9	154.0	112.9
Others & eliminations	156	(751)	c.s.	12.1	55	(744)	c.s.	26.4

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- The results from Central America are consolidated in Telefónica Group's "Other companies & eliminations".
- Q3 21 OIBDA was positively impacted by capital gains related with the sale of 60% of InfraCo Chile (+€409m) in July 2021.

•Chile: Growth in high-value commercial segments, FTTH in particular with 96k net additions per quarter on average for the last four, together with operational synergies, resulted in both revenue and OIBDA growth for a third consecutive quarter. OIBDA-CapEx rose 11.8% in 9M 21. The company became the first in the sector to be awarded the "Equal Conciliation Seal" for its commitment to and achievements in diversity.
•Perú: Against a difficult macroeconomic and social background and a challenging competitive environment, the company maintained positive commercial growth in the main segments, containing churn levels, despite the latest tariff updates. As a result, revenues and OIBDA rose 12.2% and 6.5% respectively in Q3 21, while OIBDA-CapEx fell 16.5% in 9M 21. The company connected c. 13k rural areas with “Internet para Todos” ("Internet for All"; 2.2m people) and received the Scotiabank “Equality Grand Prize 2021” for “Women in Network”.
•Colombia: Despite the pressure from commercial campaigns, mainly in the mobile segment after the entry of WOM to the local market, T. Colombia once again recorded strong financial results driven by positive growth in contract, prepaid, FBB, and pay TV. Revenues increased by 8.5% y-o-y in Q3 21 and OIBDA-CapEx by 20.1% in 9M 21. The company launched the Health Tech Community, the first digital health ecosystem in Colombia, and was awarded the “Andesco Sustainability Award” in the Large Company and Social Conditions categories.
•México: OIBDA returned to growth in Q3 21 on both a q-o-q and y-o-y (+112.9%) basis. This was a result of efficiency improvement measures together with a solid performance in contract accesses and revenues reflecting a record level of net additions. In addition, the successful migration of traffic to the AT&T network continued with c.52% traffic already migrated to its network in Q3 21. Movistar México was selected as the most responsible company in the country (Expansión's 2021 ranking).
•Argentina: Revenues grew 35.8% y-o-y in local currency in Q3 21, boosted by strong growth in FTTH, prepaid, and contract accesses, and by tariff updates implemented in 2021. OIBDA-CapEx rose 10.2% in local currency in 9M 21 despite higher commercial expenses. The company signed agreements with third parties for more than 250k homes with UBB to reduce the digital divide in the next years and launched the "Let's connect responsibly" campaign.

Appendix
Consolidated financial statements

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)
	September 2021	December 2020	% Chg

Non-current assets	83,872	71,396	17.5
Intangible assets	11,086	11,488	(3.5)
Goodwill	16,907	17,044	(0.8)
Property, plant and equipment	22,453	23,769	(5.5)
Rights of Use	7,466	4,982	49.9
Investments accounted for by the equity method	12,582	427	n.s.
Financial assets and other non-current assets	7,872	7,270	8.3
Deferred tax assets	5,506	6,416	(14.2)
Current assets	25,285	33,655	(24.9)
Inventories	2,094	1,718	21.9
Receivables and other current assets	8,195	7,523	8.9
Tax receivables	1,417	902	57.0
Other current financial assets	3,463	2,495	38.8
Cash and cash equivalents	9,791	5,604	74.7
Non-current assets and disposal groups held for sale (1)	325	15,413	(97.9)

Total Assets = Total Equity and Liabilities	109,156	105,051	3.9

Equity	32,410	18,260	77.5
Equity attributable to equity holders of the parent and other holders of equity instruments	23,302	11,235	107.4
Equity attributable to non-controlling interests	9,108	7,025	29.7
Non-current liabilities	54,801	58,674	(6.6)
Non-current financial liabilities	36,189	42,297	(14.4)
Non-current lease liabilities	6,196	4,039	53.4
Payables and other non-current liabilities	2,962	2,561	15.7
Deferred tax liabilities	2,784	2,620	6.3
Non-current provisions	6,670	7,157	(6.8)
Current liabilities	21,945	28,117	(22.0)
Current financial liabilities	4,703	8,123	(42.1)
Current lease liabilities	1,732	1,255	38.1
Payables and other current liabilities	11,983	10,912	9.8
Current tax payables	2,114	1,732	22.0
Current provisions	1,297	1,304	(0.6)
Liabilities associated with non-current assets and disposal groups held for sale (1)	117	4,791	(97.6)

Notes:
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.
(1) As of September 2021 includes assets and liabilities of T. El Salvador, Colombia fibre vehicle and other companies. As of December 2020 includes assets and liabilities of T. UK and T. Costa Rica, as well as assets and liabilities subject to the agreement of Telxius Telecom with American Tower Corporation, reclassified as held for sale.

TELEFÓNICA
CONSOLIDATED CASH FLOW STATEMENT
Unaudited figures (Euros in millions)
	January - September

	2021	2020	% Chg

Cash received from operations	35,105	38,362
Cash paid from operations	(26,116)	(27,931)
Net payments of interest and other financial expenses net of dividends received	(1,066)	(1,056)
Taxes proceeds/(paid)	(379)	(462)
Net cash flow provided by operating activities	7,544	8,913	(15.4)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(5,144)	(5,272)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	14,172	(38)
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	(1,778)	(149)
Net cash flow used in investing activities	7,250	(5,458)	c.s.

Dividends paid	(619)	(853)
Proceeds from share capital increase	—	—
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(361)	(213)
Operations with other equity holders (1)	(283)	(983)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	1,587	7,977
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(9,233)	(7,515)
Lease Principal Payments	(1,303)	(1,215)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(147)	(259)
Net cash used in financing activities	(10,359)	(3,062)	238.3

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(248)	(522)
Net increase (decrease) in cash and cash equivalents during the year	4,187	(129)	c.s.

Cash and cash equivalents at the beginning of the period	5,604	6,042
Cash and cash equivalents at the end of the period	9,791	5,913
Notes:
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.
(1) Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA
NET FINANCIAL DEBT
Unaudited figures (Euros in millions)
September 2021

Non-current financial liabilities	36,189
Current financial liabilities	4,703
Gross Financial Debt	40,891
Cash and cash equivalents	(9,791)
Current financial assets	(3,454)
Non-current financial assets	(5,216)
Mark-to-market adjustment by cash flow hedging activities related to debt	(275)
Other current assets and liabilities	(317)
Other non-current assets and liabilities	127
Net Financial Debt	21,965
Lease Liabilities	7,941
Net Financial Debt including Lease liabilities (1)	29,906
Notes:
(1) Includes assets and liabilities defined as net financial debt including lease liabilities of T. El Salvador, classified as non-current assets and disposal groups held for sale and liabilities associated with non-current assets and disposal groups held for sale.
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.
- Net financial debt includes a positive value of the derivatives portfolio for a net amount of €1,297m, €2,541m included as financial liabilities and €3,838m included as financial assets.
- Net financial debt stood at €25.0bn as of September 2021 post estimated distribution of proceeds to Telxius minorities.

September 2021

Net Financial Debt / OIBDAaL adjusted (1)	2.18x
Notes:
(1) OIBDA plus adjustments and after Leases.
- Net Financial Debt/OIBDAaL adj. ratio stood at 2.49x as of September 2021 post estimated distribution of proceeds to Telxius minorities.

TELEFÓNICA
NET COMMITMENTS RELATED TO EMPLOYEE BENEFITS
Unaudited figures (Euros in millions)
September 2021

Gross commitments related to employee benefits	5,199
Value of associated Long-term assets	(85)
Tax benefits	(1,348)
Net commitments related to employee benefits	3,767
Notes:
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.

TELEFÓNICA
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Statement of Financial Position (2)

Currency units per Euro	Jan - Sep 2021	Jan - Sep 2020	September 2021	December 2020

USA (US Dollar)	1.196	1.123	1.158	1.227
United Kingdom (Sterling)	0.863	0.884	0.861	0.898
Argentina (Argentine Peso) (3)	114.286	89.182	114.286	103.231
Brazil (Brazilian Real)	6.368	5.628	6.296	6.376
Chile (Chilean Peso)	881.562	900.447	939.814	872.227
Colombia (Colombian Peso)	4,421.629	4,147.863	4,413.472	4,211.165
Costa Rica (Colon)	740.741	652.742	728.863	757.576
Mexico (Mexican Peso)	24.065	24.313	23.802	24.425
Peru (Peruvian Nuevo Sol)	4.580	3.881	4.785	4.442
Uruguay (Uruguayan Peso)	51.922	46.807	49.705	51.945
Venezuela (3)	15,303,843.703	756,556.031	15,303,843.703	2,569,519.031
(1) Average exchange rate for the period.
(2) Exchange rates as of 09/30/2021 and 12/31/2020.
(3) Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs. the Euro (in the case of Venezuela Telefónica uses a synthetic exchange rate).

NET FINANCIAL DEBT PLUS LEASE LIABILITIES STRUCTURE BY CURRENCY
Unaudited figures	September 2021

	EUR	LATAM	GBP	USD

Net financial debt plus Lease Liabilities structure by currency	57%	29%	13%	1%
- Net Financial Debt plus leases in Latam currencies over total stood at 26% as of September 2021 post estimated distribution of proceeds to Telxius minorities.

TOTAL FINANCIAL LIABILITIES BREAKDOWN
Unaudited figures	September 2021
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives

Total financial liabilities (1)	93%	8%	(1%)
(1) Includes positive value of derivatives and other financial debt.

CREDIT RATINGS
	Long-Term	Short-Term	Perspective	Date of last rating change

Moody's1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-2	Stable	9/5/2016
S&P1	BBB-	A3	Stable	11/20/2020
(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

Alternative performance measures
The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Effect of the incorporation of the joint venture between Telefónica and Liberty Global in the UK
Telefónica UK, which was fully consolidated, left the consolidation perimeter on June 1 2021. On the same date, the VMED O2 UK Ltd joint venture (VMO2) started to be accounted for by the equity method. The effect on the Group's alternative performance measures is as follows:
•OIBDA/OIBDA - CapEx: Telefónica UK ceased to consolidate in Group OIBDA on June 1. The OIBDA of VMO2 does not compute in the Group's consolidated OIBDA.
•Debt indicators: Telefónica UK's debt is no longer consolidated in the Group as of June 1. The debt of VMO2 is not consolidated in the Telefónica Group debt.
•Free cash flow: Telefónica UK ceases to be consolidated in the Group's free cash flow on June 1. From that date, dividends received from VMO2 will be included in the Group's Free Cash Flow.
•Organic result: Telefónica UK ceases to be consolidated in the Group's organic result on June 1. VMO2 does not compute in the Group's organic result.
•Underlying result: Telefónica UK ceases to be consolidated in the Group's underlying profit or loss on June 1. VMO2 is included in the Group's underlying profit or loss under equity accounted investments.
Operating income before depreciation and amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from Operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for Operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenues.
Reported figures for 2020 and 2021 include the impacts of IFRS 16 Leases. Since the adoption of the new standard (January 1, 2019) most of lease expenses that under prior accounting standard affected operating expenses, are now affecting depreciation and amortisation or net financial expenses, resulting in higher OIBDA under IFRS 16.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/146013163/rdos21t3-data.zip.
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures. OIBDA-CapEx excluding spectrum acquisitions is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenues.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for Operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.

Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale” and vi) mark-to-market adjustment by cash flow hedging activities related to debt. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Since the adoption of IFRS 16 Leases in 2019, the indicator “Net financial debt plus leases” was included, which is calculated by adding to the net financial debt the lease liabilities under IFRS 16 (including also those corresponding to the companies held for sale) and deducting assets from subleases. This indicator cannot be presented comparatively for periods prior to 2019.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases at the end of September 2021 can be found on page 33 of this document and in the financial information contained in https://www.telefonica.com/documents/162467/146013163/rdos21t3-data.zip.
b)Leverage ratio
Since the first quarter of 2020 (once annual homogeneous data is available after the adoption of IFRS 16 in January 2019), the leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/146013163/rdos21t3-data.zip.
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.

Since the adoption of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to guarantee comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the “Free cash flow” of 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" was added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/documents/162467/146013163/rdos21t3-data.zip.
Organic Result
y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
–They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the y-o-y comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.
–Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2021/2020 is defined as the reported variation adjusted by the following factors:
–Assumes average constant foreign exchange rates of 2020. Nevertheless, the reported variation of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
–Considers a constant perimeter of consolidation.
–At OIBDA and OIBDA-CapEx levels, does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
–CapEx also excludes investment in spectrum.
Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/146013163/rdos21t3-data.zip.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance. Unlike the organic result, no exchange rate nor hyperinflation, nor perimeter adjustments are made to the underlying result.
The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:

–It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
–The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
–Does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
–Amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/documents/162467/146013163/rdos21t3-data.zip.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows.
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances.
This document may contain summarised, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 35 of this document. Moreover, recipients of this document are invited to read Telefónica’s condensed consolidated interim financial statements and condensed consolidated interim management report for the six-month period ended June 30, 2021 submitted to the CNMV, in Note 2, page 11, of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 4, 2021	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance, Control and Corporate Development Officer